Exhibit 99.3

Disclosure Regarding Forward-Looking Statements

This Annual Report contains forward-looking statements with respect to NOVA Chemicals. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. Forward-looking statements for the time periods beyond 2007 involve longer-term assumptions and estimates than forward-looking statements for 2007 and are consequently subject to greater uncertainty. We advise readers of this Annual Report not to place undue reliance on our forward-looking statements as a number of factors could cause actual results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The words “believe,” “expect,” “plan,” “intend,” “estimate”, or “anticipate” and similar expressions, as well as future or conditional verbs such as “will,” “should,” “would,” and “could” often identify forward-looking statements. Specific forward-looking statements contained in this Annual Report include, among others, statements regarding: our expected financial performance in future periods; our cost savings and potential benefits related to the 2006 restructuring and other cost-reduction initiatives and NOVA Innovene ‘s restructuring; savings related to the expiration of styrene monomer contracts; our expectations regarding the strategic options available to us relating to our non-core STYRENIX business unit; our expectations regarding future improvements in underlying EBITDA from our Olefins/Polyolefins and Performance Styrenics businesses due to our Performance Products; forecast growth in North American and global Gross Domestic Product rates; NOVA Chemicals’ expectations of favorable market conditions in the future and our ability to benefit from those conditions; our expectations of the supply/demand balance and global and North American operating capacity and rates in future periods; changes in the demand for our products; expected sales volume and revenue growth of our standard and Performance Products; how changes in various factors could affect NOVA Chemicals’ profitability; our expectations for new end-use applications for our products; changes in our historical average cost advantage for ethylene produced at our Joffre, Alberta site and our ability to maintain our Alberta Advantage at the historical average over the long-term; changes in pricing policies by us or our competitors; our competitive advantages, including our belief that our Performance Products will generate higher, more sustainable margins and enhanced earnings stability throughout the chemical cycle; our ability to compete successfully; our plans to increase our production capacity, including our capacity to manufacture Performance Products; our beliefs concerning capturing value from our downstream business ventures and licensing opportunities; the impact of Canadian tax rate and public policy actions on our business; our belief that our reserves are adequate to cover any outstanding claims; our estimates for capital expenditures and funding for pension benefits for 2007; changes in the costs of energy and raw materials; our methods of raising capital; our level of debt; our intended quarterly dividend; and general economic conditions.

With respect to forward-looking statements contained in this Annual Report, we have made assumptions regarding, among other things: future crude oil, natural gas, natural gas liquids and benzene prices; our ability to obtain raw materials; our ability to market products successfully to our anticipated customers; our ability to obtain financing on acceptable terms; and the impact of increasing competition. Some of our assumptions are based upon internal estimates and analyses of current market conditions and trends, management plans and strategies, economic conditions and other factors and are necessarily subject to risks and uncertainties inherent in projecting future conditions and results.

Some of the risks that could affect our future results and could cause results to differ materially from those expressed in our forward-looking statements include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost-savings targets; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health, and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand, including customer acceptance of our Performance Products; changes in, or the introduction of new laws or regulations relating to our business, including environmental, competition and employment laws; loss of the services of any of our executive officers; uncertainties associated with the North American, South American, European, and Asian economies; terrorist attacks; severe weather events; and other risks detailed from time to time in the publicly filed disclosure documents and securities commission reports of NOVA Chemicals.

NOVA Chemicals’ forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this Annual Report. We undertake no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise, except as required by applicable law.

2006 Financial Review Table of Contents

30	Management’s Discussion & Analysis	72	Consolidated Six-Year Review	80	Notes to Consolidated Financial Statements	115	Trademark Information

		73	Consolidated Financial Statements			116	Investor Information

Management’s Discussion & Analysis

The following discussion and analysis should be read in conjunction with information contained in the Consolidated Financial Statements and the notes thereto starting on page 73. This Management’s Discussion and Analysis is based upon financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). These accounting principles are different in some respects from those generally accepted in the United States, and the significant differences are described in Note 23 to the Consolidated Financial Statements. References may be made to several non-GAAP measures throughout this Management’s Discussion and Analysis. These measures are discussed in Supplemental Measures on page 62. This Management’s Discussion and Analysis is the responsibility of management. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit, Finance and Risk Committee comprised exclusively of independent directors. The Audit, Finance and Risk Committee reviews this disclosure and recommends its approval by the Board of Directors. This Management’s Discussion and Analysis was prepared as of Feb. 8, 2007.

All references in this Annual Report, including the Management’s Discussion and Analysis, to “NOVA Chemicals,” the “Company,” “we,” “us” and similar terms refer to NOVA Chemicals Corporation alone or together with its consolidated subsidiaries and affiliates, depending on the context in which such terms are used. All amounts are presented in U.S. dollars unless otherwise noted.

Plastics and Chemicals

NOVA Chemicals is a plastics and chemical company that operates three business units:

Core Business Units

1.               The Olefins/Polyolefins business unit manufactures and sells ethylene, co-products, and polyethylene (PE) resins .

2.               The Performance Styrenics business unit manufactures and sells expandable polystyrene (EPS) and higher-value styrenic Performance Products. This business unit also has interests in joint ventures and downstream business developments for end-use consumer and industrial applications.

Non-Core Business Unit

3.               The STYRENIX business unit manufactures and sells styrene monomer and solid polystyrene (SPS). This business unit also holds NOVA Chemicals’ interest in NOVA Innovene, the 50:50 European styrenic polymer joint venture with INEOS.

NOVA Chemicals’ products are used in a wide variety of applications, including rigid and flexible packaging, industrial materials, electronics packaging, appliances and a variety of consumer goods.

In addition to producing standard, commodity plastic resins (standard products), NOVA Chemicals’ Olefins/Polyolefins and Performance Styrenics business units have developed a range of Performance Products. These products have unique physical-property attributes that deliver higher value to customers, and therefore can earn a margin premium over standard products.

By its nature, profitability in the chemical industry is cyclical. NOVA Chemicals’ low-cost position provides for earnings leverage during the peak of the commodity business cycle, while Performance Products deliver the prospect of enhanced earnings stability throughout the entire cycle.

Restructuring and Cost Reduction

On June 26, 2006, NOVA Chemicals announced it would restructure its business in order to better align resources and reduce costs. The Company created a new business unit, STYRENIX, which includes its styrene monomer and SPS assets and its interest in NOVA Innovene, the 50:50 European joint venture with INEOS. STYRENIX is not part of NOVA Chemicals’ core business. The restructuring allows NOVA Chemicals to operate its core businesses – Olefins/Polyolefins and Performance Styrenics – more efficiently and focus on its advantaged feedstock and manufacturing positions and its differentiated technologies.

30   Management’s Discussion & Analysis

The Company set a cost-reduction target of $125 million per year to be achieved by the end of 2007. The total cost savings will be achieved by a combination of workforce reductions, the closure of the Chesapeake, Virginia SPS facility, the expiration of longterm styrene monomer contracts, and synergies related to the NOVA Innovene joint venture. NOVA Chemicals has already taken actions to achieve cost savings of $ 1 2 7 million in 2007. In total, the Company expects to save $140 million annually commencing in 2008. The table below summarizes the expected cost savings.

	Expected Annual Savings
(millions of U.S. dollars per year)	2007	2008
STYRENIX – North American restructuring	$12	$12
NOVA Innovene improvements (NOVA Chemicals’ share)	37	41
Styrene Monomer contract expiration	22	30
Total STYRENIX	$71	$83
Other company-wide cost savings	56	57
Total	$127	$140

Reportable Segments

Based on the results of a routine, periodic review of NOVA Chemicals’ financial statements by the U.S. Securities and Exchange Commission (SEC), NOVA Chemicals has increased the number of reportable business segments from three to seven.

These new reporting segments have been grouped according to NOVA Chemicals’ business structure:

Olefins/Polyolefins	Performance Styrenics	STYRENIX
Joffre Olefins	Performance Styrenics	Styrene Monomer
Corunna Olefins		North American Solid Polystyrene
Polyethylene		NOVA Innovene European Joint Venture

This change increases the amount of detail disclosed but does not impact the operation of the business units or the previously reported financial position, results of operations or cash flows. Current and future financial reports will reflect this reporting structure. Prior periods have been restated accordingly.

Key Drivers of Financial Performance

NOVA Chemicals’ earnings and cash flow are primarily influenced by the margins earned on the products it manufactures. Margin, on a unit basis, is defined as the difference between the selling price of products and the direct cost to produce and distribute them. Margins are impacted by changes in the supply/demand balance, which drive the relationship between production cost, selling price, and sales volume.

Supply/Demand Balance

The supply/demand balance for NOVA Chemicals’ products is best represented by industry operating rates. Peak conditions occur when operating rates are high. During peak conditions, prices and margins tend to increase rapidly as customers attempt to secure scarce supply to meet their production needs. Conversely, trough conditions exist when there is ample supply and operating rates are low. Margins tend to decrease in trough conditions.

Product supply in the chemical industry is primarily determined by the size and availability of manufacturing capacity. New capacity is typically added in large increments and generally requires significant capital as well as lead-time of four to six years to complete.

Demand is driven by economic growth and is principally related to Gross Domestic Product (GDP). Market demand for polyethylene and polystyrene typically has grown at multiples of one to two times GDP, depending on the region of the world. Sustained industry operating rates in excess of 90% for polyethylene and 92% for styrene monomer typically represent peak conditions that enable margin expansion for the industry and NOVA Chemicals.

In North America, Europe and Latin America, relatively little new capacity has been added in recent years, or is expected in the short- to medium-term. New capacity is primarily being added in the Middle East and Asia to meet growing demand for petrochemicals and plastics in developing nations such as China and India, as well as other Southeast Asian countries and South America.

Management’s Discussion & Analysis   31

Despite these capacity additions, NOVA Chemicals expects the supply/demand balance to remain relatively tight as the Chinese and Indian economies continue to register near double-digit growth rates for plastics and chemicals – and the economies of North America and Europe continue to grow at historical rates. In addition, some of these planned capacity expansions – particularly in the Middle East – are experiencing construction delays or cancellations due to shortages of skilled labor, increased lead times for fabricated components, and increased costs.

Global economic conditions are forecast to remain relatively healthy during the next five years. Economic consultant Global Insight forecasts average GDP growth rates of approximately 3% in North America and 3.5% globally during this period. Due to the combination of solid GDP growth, global new capacity delays, and little new domestic capacity, NOVA Chemicals expects both global and North American polyethylene operating rates to remain at peak levels through at least 2008.

Figure 1. Global Polyethylene Operating Rates

Source: Global Insight, NEXANT Chemsystems, Chemical Market Associates, Inc. and NOVA Chemicals.

Price

Pricing for NOVA Chemicals’ polymer products is based on the amount its customers are willing to pay for these products relative to the prices of competing products. Competing products include other polymers or other materials such as paper or metal. Prices can change quickly as a result of fluctuations in supply/demand balances and feedstock costs.

While feedstock costs heavily influence the price of NOVA Chemicals’ products, the supply/demand balance drives margin and profitability.

Volume

Sales volumes for plastics and chemical products are most heavily influenced by economic growth, a key driver of demand. Sales volumes may also be influenced by short-term changes in customer buying patterns, which are driven primarily by expectations of price volatility. Anticipation of higher prices or limited product availability may motivate customers to purchase beyond short-term needs and build inventories. Conversely, expectations of lower prices may motivate customers to delay purchases and consume inventories. While these short-term buying patterns may create quarterly earnings volatility for chemical producers, they are not necessarily representative of longer-term profitability.

NOVA Chemicals’ market share is a result of the price, quality, performance properties, and terms of sale of its products versus those of competitors.

32   Management’s Discussion & Analysis

Cost

Variable feedstock costs are the single largest component of NOVA Chemicals’ costs and account for 60-80% of the total cost of its products. NOVA Chemicals’ primary feedstocks include ethane, propane, butane, crude oil and benzene. Feedstock costs heavily influence the price of NOVA Chemicals’ products and, in recent years, feedstock cost volatility has often led to rapid changes in product prices.

Fixed costs, which are costs that do not vary with production, consist of plant operating and distribution costs; selling, general and administrative costs (SG&A); and research and development costs (R&D). SG&A costs represent all direct and most indirect expenses incurred in directing and managing the Company. R&D costs relate to technical activities that support the development and commercialization of new products, technologies and applications.

The following table illustrates how changes in various factors could affect NOVA Chemicals’ profitability, assuming all other factors a re held constant. Changes in the opposite direction would have the opposite effect.

Potential Impact to NOVA Chemicals’ Profitability of:

	(billions of pounds)		(millions of U.S. $)
			Annual	Annual		Annual
	Annual		Before-Tax	After-Tax		Earnings
	Production		Income	Income		Per Share
(as of December 31, 2006)	Capacity	(1)	Increase	Increase	(2)	Increase	(3)
Increase of U.S. 1¢ per pound in profit margin
Ethylene(4)	5.0		$50	$34		$0.41
Polyethylene	3.5		35	23		0.28
Styrene monomer(5)	3.3		33	22		0.27
Styrenic polymers – North America(6)	1.5		15	10		0.12
Styrenic polymers – Europe(7)	1.0		10	7		0.08
Decrease in natural gas cost by U.S. 10¢ per mmBTU(8)	—		12	8		0.10
Decrease in benzene cost by U.S. 5¢ per gallon	—		18	12		0.15
Decrease in Canadian dollar of 1¢ vs. U.S. dollar	—		11	7		0.08

(1)          Estimate based on current production capacity assuming 100% utilization.

(2)          Based on an assumed tax rate of 33%.

(3)          Based on 82.6 million shares.

(4)          Represents NOVA Chemicals’ ethylene capacity of 6.65 billion pounds per year, less the 1.6 billion pounds ethylene capacity that is subject to toll and margin-sharing agreements.

(5)          Includes up to 500 million pounds of long-term purchase agreements.

(6)          Includes SPS and EPS, excludes Performance Products.

(7)          Represents NOVA Chemicals’ 50% share of NOVA Innovene production.

(8)          Natural gas cost includes gas purchased for ethane extraction and gas consumed as fuel at production sites.

Management’s Discussion & Analysis   33

2006 Financial Overview

NOVA Chemicals’ Highlights

(millions of U.S. dollars, except per share amounts and where noted)	2006	2005 (1)	2004 (1)
Total assets	$4,155	$5,217	$5,047
Total long-term liabilities	$2,420	$2,726	$2,673
Total revenue	$6,519	$5,616	$5,270
Net income (loss)
Olefins/Polyolefins
Joffre Olefins	$324	$154	$132
Corunna Olefins	25	2	56
Polyethylene	32	71	67
Eliminations	(2)	9	(7)
Total Olefins/Polyolefins	379	236	248
Performance Styrenics	(29)	(14)	(6)
STYRENIX
Styrene Monomer	(61)	(81)	(12)
North American Solid Polystyrene	(44)	(33)	(16)
NOVA Innovene European Joint Venture	(47)	(92)	(44)
Eliminations	—	—	6
Total STYRENIX	(152)	(206)	(66)
Corporate and Other Items	(901)	(117)	77
Net income (loss)	$(703)	$(101)	$253
Net income (loss) per common share
Basic	$(8.52)	$(1.22)	$2.92
Diluted	$(8.52)	$(1.22)	$2.72
Dividends per share (in Canadian dollars)	$0.40	$0.40	$0.40
Weighted-average common shares outstanding (millions)
Basic	83	83	87
Diluted	83	83	95

(1)          Restated – see Note 2 to the Consolidated Financial Statements.

Changes in NOVA Chemicals’ Net Income (Loss)

(millions of U.S. dollars)	2006 vs. 2005	2005 vs. 2004 (1)
Higher net unit margin	$60	$11
Higher (lower) sales volumes	86	(193)
Higher (lower) operating margin(2)	146	(182)
(Higher) lower SG&A and R&D	(3)	73
Higher restructuring charges	(817)	(160)
(Higher) lower depreciation and amortization	(9)	7
Higher interest expense	(55)	(5)
Lower income tax expense	143	82
Lower other gains	(7)	(169)
Decrease in net income	$(602)	$(354)

(1)          Restated – see Note 2 to the Consolidated Financial Statements.

(2)          Operating margin equals revenue less feedstock and operating costs.

34   Management’s Discussion & Analysis

Consolidated Financial Results of Operations

2006 versus 2005

Net Loss. During 2006, NOVA Chemicals reported a net loss of $703 million, or $8.52 per share loss, compared to a net loss of $101 million, or $1.22 per share loss, in 2005. NOVA Chemicals’ results in 2006 were negatively impacted by a number of unusual events totaling $847 million after- tax.

Unusual Events in 2006	Estimated after-tax impact (in millions)
STYRENIX non-cash asset write-down	$(772)
Carrington, UK, plant closure	(46)
North American restructuring	(33)
Corunna facility start-up delay	(25)
Mutual insurance company wind-up costs	(13)
Chesapeake, Virginia, site closure accrual	(10)
Corunna facility outage (June)	(8)
Canadian tax-rate reduction benefit	60
Impact to 2006	$(847)

Revenue. Revenue increased $903 million, or 16%, from $5,616 million in 2005 to $6,519 million in 2006. The increase was primarily due to higher sales volumes due to improved operations at the Company’s manufacturing sites in 2006, as well as higher product selling prices. In 2005, a series of planned and unplanned outages of the Joffre and Corunna ethylene and polyethylene assets limited production. In addition, weighted-average benchmark prices for NOVA Chemicals’ products increased in 2006.

Feedstock and Operating Costs. Feedstock and operating costs increased $757 million, or 15%, from $4,906 million in 2005 to $5,663 million in 2006. The increase was primarily attributed to higher feedstock consumption, driven by increased production at NOVA Chemicals’ plants. In addition, higher crude oil and benzene prices increased the Company’s total feedstock costs in 2006.

Depreciation and Amortization. Depreciation and amortization expense increased $9 million, or 3%, from $290 million in 2005 to $299 million in 2006. Expenses were higher in 2006 as the Company began to depreciate new assets installed as part of the Corunna ethylene flexi-cracker and Bayport, Texas styrene monomer modernization projects. Expenses were also higher in 2006 as the Company began to amortize the costs of the Corunna maintenance turnaround that occurred in late 2005.

Selling, General and Administrative. SG&A costs increased $2 million, or 1%, from $199 million in 2005 to $201 million in 2006. Costs were lower in 2005 due to a favorable mark-to-market impact related to stock-based compensation plans. The hedging of this exposure in November 2005 has mitigated this impact. Despite higher expenses in 2006, the Company realized savings in the fourth quarter related to its restructuring and cost-reduction efforts.

Research and Development. R&D costs increased $1 million, or 2%, from $50 million in 2005 to $51 million in 2006. The increase was primarily related to ongoing development of Performance Products.

Restructuring Charges. Restructuring charges were $985 million before-tax in 2006, up from $168 million before-tax in 2005. The charges in 2006 were related to the write-down of STYRENIX assets; the North American restructuring announced on June 26; costs related to the shutdown of the Carrington, UK SPS facility; and severance costs related to the Chesapeake, Virginia SPS facility closure. Refer to Note 14 on page 96 for details related to NOVA Chemicals’ restructuring charges.

Interest Expense (Net). Net interest expense increased $55 million, or 49%, from $113 million in 2005 to $168 million in 2006. Interest expense was higher in 2006 than 2005 due to higher average debt levels and higher interest rates.

Other Gains. Other gains decreased $7 million, or 88%, from $8 million in 2005 to $1 million in 2006. The 2005 gains primarily relate to a tax settlement with the U.S. Internal Revenue Service.

Income Tax Recovery. Income tax recovery increased $143 million from a $1 million recovery in 2005 to a $144 million recovery in 2006. This increased recovery is largely the result of the tax recovery related to the write-down of STYRENIX assets in 2006.

Management’s Discussion & Analysis   35

2005 versus 2004

Net Income (Loss). During 2005, NOVA Chemicals reported a net loss of $101 million, or $1.22 per share loss, compared to net income of $253 million, or $2.72 per share diluted, in 2004. NOVA Chemicals’ results in 2005 were negatively impacted by a series of unusual events that totaled $240 million after-tax.

Unusual Events in 2005	Estimated after-tax impact (in millions)
NOVA Innovene joint venture plant closures and severance costs	$(79)
Delayed Corunna start-up	(55)
Non-cash write-down of Chesapeake, VA facility	(46)
Joffre ethane interruption	(24)
Power outage at Corunna	(21)
Insurance accrual	(15)
Impact to 2005	$(240)

Revenue. Revenue increased $346 million, or 7%, from $5,270 million in 2004 to $5,616 million in 2005. The increase was principally due to higher selling prices. Weighted-average benchmark prices for NOVA Chemicals’ polymers increased throughout 2005. Total sales volumes in polyethylene and styrenic polymers declined due to scheduled maintenance turn a rounds, unplanned outages and lower demand for styrenic polymers.

Feedstock and Operating Costs. Feedstock and operating costs increased $528 million, or 12%, from $4,378 million in 2004 to $4,906 million in 2005. The increase was primarily attributed to rising feedstock costs. Prices of West Texas Intermediate (WTI) crude oil and natural gas increased 37% and 40%, respectively, from 2004 to 2005. From 2004 to 2005, average annual benzene prices remained relatively flat and ethylene prices increased 29%.

Depreciation and Amortization. Depreciation and amortization expense decreased $7 million, or 2%, from $297 million in 2004 to $290 million in 2005, principally because NOVA Chemicals’ second ethylene cracker at Joffre, Alberta was fully depreciated during the second quarter of 2004.

Selling, General and Administrative. SG&A costs decreased $75 million, or 27%, from $274 million in 2004 to $199 million in 2005. The decrease in SG&A costs was primarily attributed to a reduction in stock-based compensation expenses due to a decrease in NOVA Chemicals’ common stock price. In November 2005, NOVA Chemicals hedged this mark-to-market exposure to mitigate the impact going forward. This reduction was partially offset by a non-cash expense of $22 million ($15 million after-tax) related to its share of estimated incremental costs in the insurance pools in which it participated, and a $14 million increase in insurance premiums due to losses sustained by the insurance industry.

Research and Development. R&D costs increased $2 million, or 4%, from $48 million in 2004 to $50 million in 2005. This increase was primarily attributed to ongoing development of Performance Products.

Restructuring Charges. Restructuring charges in 2005 were $168 million, primarily the result of a decision by NOVA Innovene to cease EPS production at its Berre, France facility and permanently shut down its SPS plant at Carrington, UK; and a decision by NOVA Chemicals to permanently close the Chesapeake, Virginia SPS plant. Restructuring charges incurred in 2004 were $8 million.

Interest Expense (Net). Net interest expense in 2005 increased to $113 million, compared to $108 million in 2004. NOVA Chemicals issued $400 million of senior notes in October 2005 that resulted in additional interest expense and repaid $100 million of 7% notes that matured in September 2005.

Other Gains. NOVA Chemicals experienced $8 million of other gains in 2005 primarily related to a tax settlement. Gains were $177 million in 2004, related to the sale of NOVA Chemicals’ interest in the Alberta Ethane Gathering System (AEGS) for a gain of $53 million and income tax-related settlements for a gain of $122 million.

Income Tax Recovery (Expense). Income tax expense decreased $82 million from an $81 million expense in 2004 to a $1 million recovery in 2005. This decrease in income tax expense was primarily attributed to a decrease in earnings.

36   Management’s Discussion & Analysis

Olefins/Polyolefins Business Unit

The Olefins/Polyolefins business unit manufactures and sells ethylene, co-products, and polyethylene resins and contains three reportable segments:

1)              Joffre Olefins, which produces and sells ethylene and includes the Joffre, Alberta site’s three ethylene crackers.

2)              Corunna Olefins, which produces and sells ethylene and co-products and includes the Corunna, Ontario ethylene flexi-cracker.

3)              Polyethylene, which produces and sells PE and includes both the Alberta- and Ontario-based PE assets. In addition, the Polyethylene segment licenses its proprietary process technology and catalysts.

Market Overview

Ethylene. Ethylene is the most widely produced petrochemical in the world and is the primary feedstock used in the production of polyethylene. It is a key building block for a variety of polymers and other chemicals used to manufacture products such as packaging, containers, films and construction products. Ethylene is primarily transported via pipeline and is regionally traded. Ethylene margins typically reach peak conditions when operating rates are at or above 90% of nameplate capacity.

Polyethylene. Polyethylene (PE) is used to produce consumer end-use applications, such as packaging film, plastic bags, toys and bottles and is the most widely used plastic material in the world. Industrial applications include storage drums, industrial wrap, retail packaging, and building products. PE is a globally traded commodity with established merchant markets. PE margins typically reach peak conditions when operating rates exceed 90% of nameplate capacity.

Co-products. Co-products are produced in the ethylene manufacturing process and can be grouped into two categories: chemical co-products and energy co-products. Chemical co-products include propylene, benzene, and butadiene – building blocks that are used to make items such as tires, carpet and clothing fibers, or household goods. Energy co-products include gasoline additives and fuel oil. The profitability of co-products depends on energy prices and the supply/demand balance for each co-product. Feedstock mix determines the type and volume of co-products manufactured.

Business Overview

NOVA Chemicals’ largest-volume product is ethylene, which is central to the production of both PE and styrene monomer. NOVA Chemicals produces ethylene and co-products at its Joffre, Alberta and Corunna, Ontario manufacturing complexes, which are large, energy efficient, and among the lowest-cost in the world.

Joffre Olefins. The Joffre Olefins segment produces and sells ethylene and includes three world-scale ethylene crackers in Joffre, Alberta, where NOVA Chemicals owns and operates the largest ethylene and polyethylene complex in the world. Total ethylene production capacity at the Joffre site is 6.2 billion pounds per year. Excluding Dow’s 50% interest in the Ethylene 3 (E3) cracker, NOVA Chemicals’ share of production from the Joffre crackers is 4.8 billion pounds per year, representing approximately 75% of the Company’s total ethylene production. Approximately 43% of NOVA Chemicals’ ethylene production at Joffre supports PE production, while the remainder is sold to third parties.

The ethylene crackers at Joffre use ethane as their primary feedstock. Ethane is extracted from natural gas by third-party extraction plant operators and delivered to the site via pipeline. Unlike its U.S. Gulf Coast (USGC) peers that pay market prices for ethane, NOVA Chemicals pays only for the heating value of ethane plus a fee for extraction and delivery. The Company also directly purchases ethane. The majority of ethane used at the Joffre site is extracted and delivered under medium- to long-term contracts. In addition to using ethane, NOVA Chemicals has the flexibility to use propane to meet a portion of its feedstock requirements. Propane is delivered to Joffre via pipeline and is used when the economics are favorable.

The Joffre site benefits from Alberta’s historically lower-cost natural gas prices, large-scale ethane extraction plants and efficient natural gas infrastructure. In addition, the Joffre site has the lowest cost of production in North America due to the facility’s scale and energy efficiency. Collectively referred to as the “Alberta Advantage,” the combination of these factors has yielded an average cash-cost advantage for the past three years of 8¢ per pound of ethylene versus a typical USGC ethylene cracker. As a result of this strengthened advantage in recent years, the long-term historical Alberta Advantage has increased to 7¢ per pound.

Management’s Discussion & Analysis   37

In 2006, NOVA Chemicals realized an average cash-cost advantage of 11¢ per pound of ethylene, the highest in company history. The Alberta Advantage reached record levels in 2006 as strong demand for ethane on the USGC, coupled with high energy prices, pushed USGC ethane prices to near record levels. In comparison, Alberta ethane prices, which closely track natural gas prices, remained stable for most of the year. After reaching an all-time high of 17¢ per pound in the third quarter, the Alberta Advantage moderated to 7¢ per pound in the fourth quarter as USGC ethane demand fell and ethane costs in Alberta rose due to higher natural gas prices.

While this ethylene advantage will continue to fluctuate from year to year, NOVA Chemicals expects that the structural advantages associated with lower-cost natural gas in Alberta and the efficiency gained from its large-scale Joff re facility will enable the Company to maintain its Alberta Advantage at the average of 7¢ per pound for the long-term.

Source: NOVA Chemicals

Corunna Olefins. The Corunna Olefins segment produces and sells ethylene, as well as co-products that result from the manufacture of ethylene and processing of crude oil and other feedstocks. This segment includes the Corunna ethylene flexi-cracker, which will have annual production capacity of 1.85 billion pounds of ethylene and 4.7 billion pounds of co-products following completion of an expansion and modernization project early in 2007. NOVA Chemicals’ PE and styrene monomer assets in Sarnia, Ontario consume most of Corunna’s ethylene production.

The Corunna facility has a number of advantages that allow NOVA Chemicals to enhance its profitability. The facility’s location in the Sarnia, Ontario region gives it access to a large variety of feedstocks from both local and global sources. For example, Corunna can access NGLs such as ethane, propane, and butane from local producers, Western Canada, or the United States. The Corunna facility can also access crude oil and condensates from North American sources as well as from overseas locations via marine transportation and pipelines.

Corunna’s manufacturing assets have the flexibility to process a large range of feedstocks and produce diverse chemical and energy co-products. The facility quickly adjusts its feedstock slate between crude oil, crude oil derivatives, and NGLs to maximize margins as market conditions fluctuate. Corunna’s crude oil processing unit allows NOVA Chemicals, unlike most of its peers, to purchase crude oil and produce its own naphtha when it is economically favorable to do so – while most producers must purchase this feedstock. Finally, Corunna’s location in the heart of major markets for both the U.S. and Canada greatly reduces freight costs as well as delivery times to customers.

38   Management's Discussion & Analysis

In 2005, NOVA Chemicals initiated a modernization and expansion project of the Corunna facility, which will increase its annual ethylene and propylene production capacity by 250 million and 150 million pounds respectively, depending on feedstock mix, and improve the energy efficiency of the olefins unit by up to 15%. In addition, the project increased Corunna’s feedstock flexibility. This expansion and modernization project was substantially completed in 2006, with final upgrades to be completed early in 2007.

Polyethylene. The Polyethylene segment produces and sells standard polyethylene products including linear low-density polyethylene (LLDPE), low-density polyethylene (LDPE), and high-density polyethylene (HDPE). NOVA Chemicals also manufactures and sells higher value PE Performance Products under the trade names SURPASS® and SCLAIR®, which are manufactured using Advanced SCLAIRTECHTM technology. SURPASS resins deliver a unique combination of properties not found in traditional PE resins and are used in film applications such as frozen food packaging; injection molding applications such as ice cream containers and packaging lids; and rotational molding applications such as dumpsters and industrial storage containers. SCLAIR resins are used in a variety of flexible packaging applications.

NOVA Chemicals has approximately 3.5 billion pounds of annual PE production capacity from its Mooretown and St. Clair River sites in Ontario and its two units in Joffre, Alberta, one of which – Polyethylene 2 (PE2) – utilizes Advanced SCLAIRTECHTM technology. NOVA Chemicals’ Polyethylene segment sells primarily into North American markets. Approximately 10% to 15% of the Company’s standard PE volume is sold in China, other Asian countries, and Europe.

NOVA Chemicals is one of only three polyethylene companies worldwide with independent, patented process and catalyst technologies that enable the Company to produce differentiated PE Performance Products. Made with patented Advanced SCLAIRTECH technology and proprietary single-site catalysts, NOVA Chemicals’ PE Performance Products deliver enhanced value to customers and therefore are expected to generate higher, more sustainable margins throughout the chemical industry cycle.

In 2006, sales of PE products made with Advanced SCLAIRTECH technology totaled 854 million pounds, or 100% of the Joffre PE2 unit’s capacity. Sales of Performance Products made from Advanced SCLAIRTECH technology grew to 60% of plant capacity, up from 52% in 2005. New grades commercialized during the past two years accounted for 20% of PE Performance Products sales in 2006.

During the year, NOVA Chemicals resolved a quality problem that previously restricted the pace of transition from standard PE products to Performance Products. This problem was resolved and there are no longer production barriers associated with tran-sitioning sales to PE Performance Products. NOVA Chemicals plans to primarily sell PE Performance Product grades from the Joffre PE2 unit by the end of 2008.

Figure 3. Advanced SCLAIRTECH Technology Polyethylene Sales Volume (millions of pounds)

Management's Discussion & Analysis   39

Licensing. NOVA Chemicals licenses its proprietary SCLAIRTECH technology and NOVACATTM family of catalysts. The Company’s SCLAIRTECH technology is now used in 11 licensed plants around the world. In India, one of the fastest growing economies in the world, NOVA Chemicals’ SCLAIRTECH technology is now used in nearly 40% of the country’s total polyethylene production.

NOVACAT catalysts are a series of advanced Ziegler-Natta catalysts designed specifically for gas-phase PE reactors. NOVACAT catalysts are capable of producing butene and hexene LLDPE with improved performance characteristics.

Olefins/Polyolefins Financial Highlights

(millions of U.S. dollars, except as noted)	2006	2005	2004
Revenue
Joffre Olefins(1)	$1,744	$1,704	$1,417
Corunna Olefins(1)	1,997	1,430	1,406
Polyethylene(1)	1,922	1,628	1,469
Eliminations	(1,382)	(1,176)	(1,062)
	$4,281	$3,586	$3,230
EBITDA(2)
Joffre Olefins	$558	$313	$300
Corunna Olefins	83	67	142
Polyethylene	120	202	188
Eliminations(3)	(5)	14	(8)
	$756	$596	$622
Operating income(4)
Joffre Olefins	$506	$262	$228
Corunna Olefins	24	17	93
Polyethylene	52	137	128
Eliminations(3)	(5)	14	(8)
	$577	$430	$441
Net Income
Joffre Olefins	$324 (6)	$154	$132
Corunna Olefins	25 (6)	2	56
Polyethylene	32 (6)	71	67
Eliminations(3)	(2)	9	(7)
	$379	$236	$248
Sales Volumes (millions of pounds)
Polyethylene(5)
Standard Products	2,726	2,403	2,996
Performance Products	513	438	289
	3,239	2,841	3,285

(1)	Before inter-segment eliminations between the business units.

(2)	See Supplemental Measures on Page 62.

(3)	Represents inter-segment profit eliminations.

(4)

To conform with changes in internal segment analysis and reporting, beginning with the first quarter of 2007, NOVA Chemicals will no longer allocate interest, taxes or corporate charges to the business segments and accordingly will only report segment results down to the operating income (loss) line.

(5)

The Joffre site produces Standard Products as well as Performance Products, including SCLAIR and SURPASS resins that are produced using Advanced SCLAIRTECH technology. The other sites produce Standard Products.

(6)	One-third of $60 million benefit from Canadian tax-rate reductions was allocated to each reportable segment within the Olefins/Polyolefins business unit.

40   Management's Discussion & Analysis

Olefins/Polyolefins Operating Highlights

	2006				Annual
(U.S. dollars per pound, except where noted)	Q1	Q2	Q3	Q4	2006	2005	2004
Benchmark Principal Product Prices:(1)
Ethylene(2)	$0.50	$0.47	$0.51	$0.45	$0.48	$0.44	$0.34
Polyethylene – linear low-density butene liner(3)	0.69	0.63	0.69	0.58	0.65	0.60	0.48
Polyethylene – weighted-average benchmark(4)	0.70	0.66	0.71	0.61	0.67	0.63	0.50
Benchmark Raw Material Prices:(1)
AECO natural gas (dollars per mmBTU)(5)	6.54	5.35	5.03	6.07	5.75	7.25	5.02
NYMEX Natural Gas (dollars per mmBTU)(6)	9.07	6.82	6.53	6.62	7.26	8.55	6.09
WTI Crude Oil (dollars per barrel)(7)	63.48	70.69	70.48	60.21	66.21	56.56	41.41

(1)	Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)	Source: Chemical Market Associates, Inc. (CMAI) – USGC Net Transaction Price.

(3)	LLDPE butene liner. Source: Townsend Polymer Services Information (TPSI).

(4)	Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America. Source for benchmark prices: TPSI.
(5)	Source: Canadian Gas Price Reporter, weighted-average daily spot gas prices, values in millions of British Thermal Units (mmBTU).

(6)	Source: NYMEX Henry Hub 3-Day Average Close, values in mmBTU.

(7)	Source: NYMNEX WTI daily spot-settled price average for calendar month.

Discussion of Financial Results

Joffre Olefins, 2006 versus 2005

Revenue. Revenue from Joffre Olefins increased $40 million to $1,744 million in 2006 from $1,704 million in 2005. Revenue increased as higher ethylene and co-product selling prices in 2006 more than offset lower sales volumes.

Weighted-average selling prices for ethylene and co-products were 6% higher in 2006. Total sales volumes were 4% lower in 2006 due to slightly weaker demand from third-party ethylene customers.

Feedstocks and Operating Costs. Feedstock and operating costs decreased $207 million to $1,146 million in 2006 from $1,353 million in 2005. The decrease was primarily due to lower AECO natural gas prices, which were 21% lower in 2006 compared to 2005.

In 2006, NOVA Chemicals realized an average cash-cost advantage of 11¢ per pound of ethylene, the highest in Company history, compared to 6¢ per pound in 2005. The Alberta Advantage reached record levels in 2006 as strong demand for ethane on the USGC, coupled with high energy prices, pushed USGC ethane prices to near-record levels. Alberta ethane costs, which closely track natural gas prices, remained stable for most of the year.

EBITDA. EBITDA increased $245 million, or approximately 78%, to $558 million in 2006 from $313 million in 2005. EBITDA increased in 2006 due to lower feedstock costs and higher selling prices.

Net Income. Joffre Olefins reported net income of $324 million in 2006, compared to net income of $154 million in 2005.

Average margins were higher in 2006 due to higher selling prices for ethylene and co-products and lower feedstock costs. In addition, a favorable tax adjustment related to reductions in Canadian federal and Alberta provincial tax rates in 2006 improved the segment’s net income by $20 million.

Joffre Olefins, 2005 versus 2004

Revenue. Revenue from Joffre Olefins increased $287 million, or 20%, to $1,704 million in 2005 from $1,417 million in 2004. Revenue increased as higher average selling prices during 2005 more than offset lower sales volumes.

Average third-party prices for Joffre Olefins’ ethylene in 2005 increased 31% over 2004 averages. Ethylene volumes were 11% lower in 2005 as a tornado that damaged third-party NGL extraction facilities constrained ethane supply to the Joffre site.

Feedstocks and Operating Costs. Feedstock and operating costs increased $272 million, or approximately 25%, to $1,353 million in 2005 from $1,081 million in 2004. The increase was primarily due to higher AECO natural gas prices, which were 44% higher in 2005 compared to 2004.

Management's Discussion & Analysis   41

In 2005, the Alberta Advantage averaged 6¢ per pound of ethylene compared to 7¢ per pound in 2004 primarily due to a slight narrowing of the spread between USGC and Alberta ethane costs.

EBITDA. EBITDA increased $13 million, or approximately 4%, to $313 million in 2005 from $300 million in 2004. EBITDA increased in 2005 as higher revenue more than offset higher feedstock costs.

Net Income. Net income in 2005 was $154 million, compared to net income of $132 million in 2004. Net income improved as increased selling prices more than offset higher feedstocks costs and the negative impact to sales due to a tornado that damaged third-party ethane extraction facilities in Alberta.

Corunna Olefins, 2006 versus 2005

Revenue. Revenue from Corunna Olefins increased $567 million, or approximately 40%, from $1,430 million in 2005 to $1,997 million in 2006. Revenue was higher in 2006 as both average selling prices and sales volumes were higher than in 2005.

Compared to 2005, average ethylene sales prices were 18% higher in 2006, while energy and chemical co-product prices were 22% higher in 2006. Energy co-product prices were driven by higher crude oil prices in 2006, while chemical co-product prices were driven by higher propylene and butadiene prices. The majority of Corunna’s co-products are sold to third parties while its ethylene is primarily used for internal production.

Total sales volumes were approximately 16% higher in 2006 due to improved operations at the Corunna ethylene flexi-cracker. In 2005, the Corunna facility experienced an unplanned shutdown in the second quarter due to a power outage, and a delayed re-start in the fourth quarter following the facility’s expansion and modernization project.

Feedstocks and Operating Costs. Feedstock and operating costs increased $551 million, or approximately 41%, to $1,885 million in 2006 from $1,334 million in 2005. Costs were higher in 2006 due to higher feedstock prices and higher feedstock consumption driven by increased production at the Corunna flexi-cracker.

EBITDA. EBITDA increased $16 million, or 24%, to $83 million in 2006 from $67 million in 2005. EBITDA improved in 2006 as higher average selling prices and sales volumes more than offset higher feedstock and operating costs.

Net Income. Corunna Olefins reported net income of $25 million in 2006, compared to net income of $2 million in 2005. Net income was higher in 2006 as higher sales volumes and selling prices more than offset higher feedstock costs. In addition, a favorable tax adjustment related to the reduction of the Canadian federal tax rate improved net income of Corunna Olefins by $20 million in 2006.

Corunna Olefins, 2005 versus 2004

Revenue. Revenue from Corunna Olefins increased $24 million, or approximately 2%, to $1,430 million in 2005 from $1,406 million in 2004. The increase was primarily due to higher average selling prices during 2005, which were offset by lower sales volumes due to planned and unplanned outages of the Corunna ethylene flexi-cracker.

Average prices for Corunna Olefins’ products rose 19% in 2005 compared to 2004. Total sales volumes were 15% lower in 2005 due to an unplanned power outage at the Corunna facility in April, the scheduled Corunna turn a round, and the delayed re-start of the Corunna facility after its expansion and modernization project in the fourth quarter.

Feedstocks and Operating Costs. Feedstock and operating costs increased $96 million, or approximately 8%, to $1,334 million in 2005 from $1,238 million in 2004. WTI crude oil prices rose steadily throughout most of 2005 and rose 37% to $56.56 per barrel in 2005 from $41.41 per barrel in 2004. Higher feedstock prices in 2005 more than offset lower feedstock consumption related to the Corunna ethylene flexi-cracker’s planned and unplanned outages.

EBITDA. EBITDA decreased $75 million, or 53%, to $67 million in 2005 from $142 million in 2004. EBITDA declined in 2005 as higher feedstock and operating costs more than offset increased revenue.

Net Income. Corunna Olefins reported net income of $2 million in 2005, compared to net income of $56 million in 2004. Net income was lower in 2005 as higher feedstock and operating costs more than offset higher revenue.

42   Management's Discussion & Analysis

Polyethylene, 2006 versus 2005

Revenue. Revenue from the Polyethylene segment increased $294 million, or about 18%, to $1,922 million in 2006 compared to $1,628 million in 2005. Revenue grew in 2006 due to increased sales volumes and higher average selling prices.

Sales volume was 14% higher in 2006 due to improved ethylene availability from both the Joffre and Corunna ethylene plants. In 2005, ethylene production at Joffre and Corunna was constrained due to a tornado that damaged third-party NGL extraction facilities in Alberta, as well as planned and unplanned outages at the Corunna flexi-cracker. In addition, average PE prices were 4% higher in 2006.

International sales volumes rose 6% to 423 million pounds in 2006 compared to 398 million pounds in 2005. International sales increased in 2006, representing 13% of total PE sales volume in 2006 versus 14% in 2005, as the Company pursued profitable export opportunities, particularly in the fourth quarter.

In 2006, sales of total PE made with Advanced SCLAIRTECH technology increased 17% to 854 million pounds. In addition, PE Performance Products sales volume rose 17% to 513 million pounds. During the year, NOVA Chemicals resolved a quality problem that had previously restricted the pace of transition from standard products to Performance Products. As a result of this quality issue, NOVA Chemicals fell short of its EBITDA targets in 2006 for PE Performance Products made with Advanced SCLAIRTECH technology. This problem was resolved and there are no longer production barriers associated with transitioning sales to PE Performance Products. NOVA Chemicals plans to primarily sell PE Performance Products grades from its Joffre PE2 facility by the end of 2008.

Feedstocks and Operating Costs. Feedstock and operating costs increased $389 million, or approximately 29%, to $1,749 million in 2006 from $1,360 million in 2005. Feedstock and operating costs rose in 2006 due to higher PE production and feedstock consumption, and higher average prices for ethylene. NOVA Chemicals internally produces all of the ethylene consumed by the Polyethylene segment.

EBITDA. EBITDA decreased $82 million, or 41%, to $120 million in 2006 from $202 million in 2005. EBITDA was lower in 2006 as higher feedstock costs more than offset higher PE revenue.

Net Income. The Polyethylene segment reported net income of $32 million in 2006, compared to net income of $71 million in 2005. Net income was lower in 2006 as higher feedstock costs more than offset higher PE revenue. A favorable tax adjustment related to the reduction of the Canadian federal tax rate improved net income of the Polyethylene reporting segment by $20 million in 2006.

Polyethylene, 2005 versus 2004

Revenue. Revenue from the Polyethylene segment increased $159 million, or 11%, to $1,628 million in 2005 compared to $1,469 million in 2004. The increase was due to higher average selling prices during 2005, which were partially offset by lower sales volumes due to planned and unplanned outages.

Average prices for PE products in 2005 were 28% higher than in 2004, while total PE sales volumes were 13% lower. PE volume was lower in 2005 due to constrained ethylene availability resulting from the unplanned outages at the Corunna flexi-cracker in April, the Joffre ethane interruption in June due to a tornado that damaged third-party ethane extraction facilities, and the delayed re-start of the Corunna facility after its expansion and modernization project in the fourth quarter.

International volumes declined 17% to 398 million pounds in 2005 compared to 2004 and represented 14% of total PE sales volume in 2005 versus 15% in 2004. In 2005, sales volumes of PE Performance Products made with Advanced SCLAIRTECH  technology increased 52% to 438 million pounds from 289 million pounds in 2004.

Feedstock and Operating Costs. Feedstock and operating costs increased $137 million, or 11%, to $1,360 million in 2005 from $1,223 million in 2004. Feedstock costs were higher in 2005 due to higher average ethylene costs. The increase in ethylene costs more than offset the decrease in feedstock costs due to lower PE production in 2005.

Management's Discussion & Analysis   43

EBITDA. EBITDA increased $14 million, or 7%, to $202 million in 2005 from $188 million in 2004. EBITDA increased in 2005 as higher revenue more than offset higher feedstock and operating costs.

Net Income. The Polyolefins segment reported net income of $71 million in 2005, compared to net income of $67 million in 2004. Net income improved as higher revenue more than offset higher feedstock costs.

Outlook for Olefins/Polyolefins Business Unit

NOVA Chemicals expects strong industry market conditions at least through 2008, due to projected PE operating rates above 90% in North America and globally. This expectation is based on North American and global GDP growth forecasts of 3% and 3.5% respectively; limited capacity additions in North America; and NOVA Chemicals’ belief that there will be continued delays in planned global capacity additions. Due to NOVA Chemicals’ longstanding feedstock and manufacturing advantages, the Company believes it is well positioned to benefit from a sustained period of healthy margins. In addition, expected growth of PE Performance Products should provide NOVA Chemicals with greater earnings stability throughout the chemical industry cycle.

NOVA Chemicals anticipates Canadian tax rate and public policy actions will further improve the positive outlook for the Olefins/Polyolefins business unit. In 2006, the government of Alberta and the Canadian federal government granted final approval for a series of corporate tax reductions effective April 1, 2006. As a result, NOVA Chemicals’ total Canadian corporate tax rate will decrease from 34%, prior to this change, to 30% by 2010.

The Alberta government also announced an initiative that would provide incentives to extract and consume additional ethane in the province. While the details of this program have not been finalized, private-sector response to the new policy could provide NOVA Chemicals additional ethane feedstock to expand its world-scale Alberta ethylene capacity at Joffre.

In 2006, NOVA Chemicals described plans to increase the capacity of its Advanced SCLAIRTECH technology polyethylene plant in Joffre. The expansion, anticipated to be complete in 2008, is expected to increase annual capacity by 150 million pounds (0.4% of North American capacity) with minimal capital investment.

Source: American Plastics Council, Nexant Chemsystems and NOVA Chemicals.

44   Management's Discussion & Analysis

Performance Styrenics Business Unit

In 2006, NOVA Chemicals restructured into three business units in order to better align resources and reduce costs. As part of this restructuring, NOVA Chemicals divided its traditional Styrenics business into two separate units: Performance Styrenics, which remains part of NOVA Chemicals’ core business, and STYRENIX.

The Performance Styrenics business unit includes the following:

•          NOVA Chemicals’ North American expandable polystyrene (EPS) operations

•          Styrenic Performance Products, including:

•          ARCEL®, DYLARK®, and ZYLAR® resins

•          Downstream ventures including: IMxTM technology for cups and containers, lightweight concrete, NOVA Chile, and NOVA Chemicals’ joint venture interests in Accelerated Building Technologies and in NOVIDESA.

Business Overview

This business unit sells EPS resins, which are used in the production of packaging for food and consumer products, and in insulation for the building and construction industry.

NOVA Chemicals’ Performance Styrenics business unit also manufactures and sells unique styrenic Performance Products and is engaged in downstream business ventures that aim to create and capture value beyond the production and sale of polymers.

Styrenic Performance Products are used in protective packaging, automotive interiors, food packaging, consumer goods, medical devices, and appliances. Performance Products can earn significant margins above standard polymers because of the value they create for our customers and end-users. Growth of these products depends on the value they deliver to customers and the rate at which customers accept them.

Styrene monomer is the primary feedstock for the production of NOVA Chemicals’ EPS and styrenic Performance Products. NOVA Chemicals’ interest in Lyondell Chemical Company’s Channelview, Texas propylene oxide/styrene monomer (PO/SM) facility supplies 400 million pounds per year of styrene to the Performance Styrenics business unit, meeting virtually all of its styrene requirements.

In addition to producing and marketing EPS and styrenic Performance Products, the Performance Styrenics unit manufactures SPS at the Company’s Belpre, Ohio site for the STYRENIX business unit.

Expandable Polystyrene (EPS)

NOVA Chemicals has the capacity to produce 370 million pounds per year of EPS at its production facilities in Monaca (Beaver Valley), Pennsylvania and Painesville, Ohio.

NOVA Chemicals continues to leverage its EPS production and technology expertise to develop new grades of EPS that create value for both molders (our customers) and end users (consumers). In 2006, NOVA Chemicals introduced ULTRA LOW® pentane EPS that targets construction applications and will enable business growth for EPS molders whose production is constrained by emissions standards. The Company also introduced EPS resins designed specifically for insulating concrete forms (ICFs) used in construction applications.

Many of NOVA Chemicals’ downstream business ventures build upon the benefits of EPS resin to create new consumer applications that deliver enhanced value.

Performance Products

NOVA Chemicals has combined annual production capacity of approximately 265 million pounds for styrenic Performance Products, which are manufactured at its Beaver Valley and Belpre facilities and through tolling agreements with outside manufacturing partners.

Management's Discussion & Analysis   45

ARCEL is a performance resin that is molded into foam for protective packaging and used by producers of damage-sensitive goods such as electronics, appliances, and furniture. Packaging made from ARCEL resin is resilient, tough, and flexible and can reduce product breakage and returns. In addition, packaging made from ARCEL resin is compact, reducing overall package size and decreasing transportation costs for finished goods.

In 2006, annual production capacity for ARCEL resin more than doubled from 30 million pounds to 70 million pounds with the expansion of the Beaver Valley facility and the startup of the new ARCEL finishing plant in Ningbo, China. This new plant provides a local source of ARCEL resin in Asia and is operated under a long-term strategic partnership with Loyal Chemical Industrial Corporation. With short lead-time and minimal cost, ARCEL resin production capacity can be increased to 100 million pounds per year.

NOVA Chemicals experienced production outages and inventory uncertainties during the year as ARCEL resin capacity was rapidly expanded. In order to conserve resin supplies for existing customers, marketing efforts to grow sales were slowed while expansion work was underway. As a result, ARCEL resin sales volumes did not meet the Company’s year-end targets in 2006. With the successful completion of expansion activities, NOVA Chemicals renewed efforts to aggressively develop new ARCEL resin markets and customers. With the establishment of new end-use applications and the addition of a sales and marketing team headquartered in China, the Company expects new sales records in 2007 and in 2008. As sales of ARCEL resins grow, NOVA Chemicals expects to continue to add new increments of production capacity.

Figure 5 – ARCEL Resin Capacity Growth (millions of pounds)

DYLARK resins are used in automotive applications, such as soft instrument panels, structural consoles, roof-mounted LCD video supports and interior trim. DYLARK resins are specified for their temperature resistance, stiffness and strength, lot-to-lot consistency and exceptional foam adhesion.

The high-heat resistance and stability of DYLARK resins resulted in the development of additional DYLARK resin grades designed specifically for microwavable food packaging applications. Marketed as DYLARK FG resins, these food packaging grades provide superior low-temperature toughness and thermal stability required for freezer-to-microwave performance. In 2006, NOVA Chemicals introduced a new line of foamable DYLARK FG resins that are designed for take-out food containers and home meal replacement packaging.

NOVA Chemicals plans to increase production capacity for DYLARK FG resins with the start-up of a new manufacturing line at the Belpre, Ohio facility in 2007.

ZYLAR is a clear acrylic co-polymer that delivers improved clarity and toughness for injection molded applications used in consumer goods, medical devices and appliances. ZYLAR injection molding resins continued to gain market acceptance and experienced 45% sales growth in 2006.

46   Management's Discussion & Analysis

During 2006, NOVA Chemicals discontinued production of its ZYLAR® EX extrusion grades, which did not meet the Company’s financial objectives. The discontinuation of products is a normal part of the product development process and demonstrates the discipline that NOVA Chemicals applies to its Performance Products portfolio.

Downstream Ventures

In 2006, NOVA Chemicals’ Performance Styrenics business continued to implement downstream business models that seek to capture value beyond the manufacturing and sale of plastic resins. Through strategic relationships with downstream partners, NOVA Chemicals can leverage its intellectual property and market expertise to earn royalty revenue and create pull-through sales of the Company’s basic polymers and Performance Products. This combination of technology licensing and sales of finished products is expected to generate and sustain profits throughout the chemical industry cycle. Descriptions of the key ventures and 2006 business activities follow:

•          Accelerated Building Technologies, LLC – This joint venture develops and manufactures durable, energy-saving, composite construction products and systems for residential and light commercial use. These systems combine the insulating and lightweight characteristics of EPS with the strength of light-gauge steel framing. Accelerated Building Technologies is a 50:50 joint venture between NOVA Chemicals and Dietrich Metal Framing, a Worthington Industries company. The joint venture was formed in 2006 and commercialized its first product in January 2007.

•          IMx technology for cups and containers – This venture produces labeled cups and containers in a single-step process. Cups and containers produced with IMx technology combine the superb insulation properties of EPS with the outstanding graphics quality traditionally offered only by paper. This venture is pursuing both direct sales of cups, as well as IMx technology licensing opportunities.

During 2006, NOVA Chemicals received its first commercial orders for IMx cups and signed its first technology licensing agreement in Europe.

•          Lightweight Concrete – Lightweight concrete combines basic concrete with proprietary EPS beads to create a building material that is up to 25% lighter than traditional concrete. This new lightweight concrete maintains high levels of compression strength and delivers superior insulating properties. NOVA Chemicals licenses lightweight concrete technology and earns royalties on the sale of concrete as well as revenues from pull-through sales of EPS resin .

In 2006, NOVA Chemicals signed a licensing agreement with a leading supplier of pre-cast, pre-stressed concrete panels for the U.S. construction industry. The first commercial-scale structure using the Company’s lightweight concrete was built in May 2006.

•          Insulating Concrete Forms (ICFs) – ICFs are molded EPS forms that can be interlocked and filled with concrete to become the foundations and walls of structures such as residential homes. Structures built with ICFs are more energy efficient and require less maintenance than traditional buildings. ICF structures can better withstand damage caused by hurricanes and earthquakes, and are easy to assemble, potentially reducing both construction time and labor costs. Currently, ICFs are produced and marketed through the Company’s joint venture in Mexico, NOVIDESA, and through NOVA Chile, the Company’s production facility in South America.

•          NOVIDESA – NOVIDESA produces and sells building systems such as ICFs and steel-reinforced EPS panels that target the rapidly growing Mexican construction market. The joint venture also sells EPS and distributes NOVA Chemicals’ SPS in Mexico. NOVIDESA is a 50:50 joint venture formed by NOVA Chemicals and Grupo IDESA, a leading manufacturer of plastics and chemicals in Mexico.

In 2006, NOVIDESA commenced molding operations for ICFs and steel-reinforced EPS panels and received its first commercial orders for each of these systems.

•          NOVA Chile – NOVA Chemicals owns and operates two EPS molding plants in Quilicura and El Tepual, Chile. These facilities produce molded products for the Chilean fish packaging, housing, and construction markets.

In 2006, NOVA Chile ceased production of EPS resin to focus on the manufacture and sale of building systems and packaging products for growing residential and industrial markets in Chile.

Management's Discussion & Analysis   47

Performance Styrenics Financial Highlights

(millions of U.S. dollars, except where noted)	2006	2005	2004

Revenue	$421	$392	$394
EBITDA(1)	$(24)	$(5)	$8
Operating loss(2)	$(36)	$(18)	$(4)
Net loss	$(29)	$(14)	$(6)
Sales volumes(3) (millions of pounds)	457	396	479

(1) See Supplemental Measures on Page 62.

(2) To conform with changes in internal analysis and reporting, beginning with the first quarter of 2007, NOVA Chemicals will no longer allocate interest, taxes or corporate charges to business segments and accordingly will only report segment results down to the operating income (loss) line.

(3) Third-party sales.

Operating Highlights

	2006				Annual
(U.S. dollars per pound)	Q1	Q2	Q3	Q4	2006	2005	2004
Benchmark Raw Material Prices:(1)
Styrene monomer(2)	$0.61	$0.62	$0.70	$0.67	$0.65	$0.63	$0.58

(1)	Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)	Source: CMAI Contract Market.

Discussion of Financial Results

2006 versus 2005

Revenue. Revenue for the Performance Styrenics business increased $29 million, or 7%, to $421 million in 2006 from $392 million in 2005.

Revenue improved in 2006 as sales volumes for both EPS and styrenic Performance Products were higher than in 2005 Demand grew as Performance Products, such as ARCEL resin and compounded ZYLAR resin, continued to gain market acceptance. Total sales volumes which were up 15% compared with 2005, were partially offset by lower average prices for EPS.

Feedstocks and Operating Costs. Feedstock and operating costs increased $52 million, or 15%, to $399 million in 2006 from $347 million in 2005. The increase in costs was due primarily to increased feedstock consumption and higher styrene monomer feedstock price.

EBITDA. Performance Styrenics’ EBITDA loss in 2006 was $24 million compared to EBITDA loss of $5 million in 2005. EBITDA was lower in 2006 as development costs, higher styrene monomer feedstock costs and lower EPS selling prices more than offset higher sales volumes.

Styrenic Performance Products’ EBITDA, a subset of the Performance Styrenics unit’s financial results, was positive in 2006 but fell short of the Company’s goals, primarily as a result of delays in sales of ARCEL resin. The Company experienced production outages and inventory uncertainties during the year as ARCEL resin capacity rapidly expanded. In order to conserve resin inventory for existing customers, marketing efforts to grow sales were slowed while expansion work was underway. As a result, ARCEL resin sales volumes did not meet the Company’s year-end targets in 2006. With the successful completion of capacity expansion activities, NOVA Chemicals renewed efforts to aggressively develop ARCEL resin markets and customers. With the establishment of new end-use applications and a sales and marketing team headquartered in China, the Company expects new sales records in 2007 and in 2008.

Net Loss. The Performance Styrenics business reported a net loss of $29 million in 2006, compared to net loss of $14 million in 2005. The net loss increased in 2006 as higher feedstock and operating costs more than offset higher revenue.

48   Management's Discussion & Analysis

2005 versus 2004

Revenue. Performance Styrenics revenue for 2005 was $392 million, consistent with revenue of $394 million in 2004. Revenue in 2005 was largely unchanged from 2004 as higher average selling prices were largely offset by lower sales volume.

Feedstocks and Operating Costs. Feedstock and operating costs were $347 million in 2005, the same as in 2004. Costs were unchanged in 2005 as lower feedstock purchases, driven by reduced EPS production, were offset by higher feedstock prices.

EBITDA. Performance Styrenics’ EBITDA loss in 2005 was $5 million, compared to an EBITDA gain of $8 million in 2004. The reduction in EBITDA was primarily due to higher Performance Products development costs in 2005 as commercialization efforts were accelerated.

Net Loss. The Performance Styrenics business reported a net loss of $14 million in 2005, compared to a net loss of $6 million in 2004. The decline from 2004 was primarily due to higher Performance Products development costs in 2005.

Outlook for Performance Styrenics Business

In 2006, NOVA Chemicals took measurable steps to develop and commercialize styrenic Performance Products and to establish and grow its downstream business ventures. In 2007, NOVA Chemicals expects to capture increased revenues through the sales growth of these unique products and development ventures. NOVA Chemicals will continue the acceleration of its development efforts and expects that by 2008, Performance Styrenics will contribute a significant portion of the Company’s total Performance Products’ EBITDA.

In addition, the Company plans to improve the cost position of the EPS business through operating efficiency gains and fixed-cost reductions, and expects to drive sales of new EPS grades such as ULTRA LOW pentane EPS resin.

STYRENIX Business Unit

STYRENIX is NOVA Chemicals’ non-core business unit and includes NOVA Chemicals’ styrene monomer and North American SPS operations, and its 50% interest in the NOVA Innovene European joint venture. STYRENIX has three reportable segments:

1)      Styrene Monomer, which produces and sells styrene monomer. This segment includes styrene monomer plants in Bayport, Texas and Sarnia, Ontario.

2)      North American Solid Polystyrene, which produces and sells SPS. This segment includes the Decatur, Alabama; Springfield, Massachusetts; Montréal, Québec assets, as well as SPS production from NOVA Chemicals’ Belpre, Ohio facility.

3)      NOVA Innovene European joint venture, which is NOVA Chemicals’ 50% interest in NOVA Innovene. The joint venture produces and sells SPS and EPS in Europe.

Market Overview

A globally-traded commodity, styrene monomer is a key feedstock in the production of styrenic polymers such as SPS and EPS. Polystyrene is used to make products such as electronics packaging, small appliances, construction components, and food packaging. While SPS resin production accounts for approximately two-thirds of global styrene monomer demand, styrene monomer is also used in other styrenic polymers such as ABS, synthetic rubber and unsaturated polyesters.

Margins in the styrene monomer and polystyrene industries are primarily driven by supply/demand dynamics. Styrene monomer (also called styrene) is the supply bottleneck in the styrenics chain and therefore the key indicator of supply/demand tightness for both styrene and SPS. Operating rates in excess of 92% for styrene monomer generally lead to margin expansion. Profitability in the global styrenics industry has been poor in the last several years, primarily due to the over-supply of styrene monomer and relatively high cost of benzene feedstock.

Management's Discussion & Analysis   49

Business Overview

Styrene Monomer. STYRENIX can produce and purchase under contract approximately 3.2 billion pounds of styrene monomer. Approximately 65% of STYRENIX’ styrene monomer production is consumed internally for the manufacture of styrenic polymers, with the balance sold to third parties.

NOVA Chemicals has capacity to manufacture approximately 2.7 billion pounds per year of styrene at its facilities in Bayport, Texas and Sarnia, Ontario. All of the ethylene and approximately half of the benzene requirements for NOVA Chemicals’ Sarnia styrene plant are supplied from its Corunna facility. The balance of benzene feedstock is obtained from nearby petroleum refineries. At the Bayport facility, ethylene and benzene requirements are purchased, with the exception of some ethylene swaps.

NOVA Chemicals engages in transatlantic swap arrangements with other styrene producers and purchases up to 500 million pounds per year through a long-term supply contract to meet approximately 1 billion pounds per year of NOVA Innovene’s styrene monomer requirements.

Styrene monomer purchased under contract is generally more costly than the Company’s own production, and at times, honoring these contracts has forced NOVA Chemicals to reduce operating rates at its facilities. During 2006, NOVA Chemicals had two supply contracts that resulted in average estimated higher costs of $30 million per year for the past several years. On Dec. 31, 2006 the first of the two supply contracts, for 400 million pounds of styrene annually, expired and will reduce fixed costs by $22 million per year starting Jan. 1, 2007. The second supply contract, for up to 500 million pounds per year, will expire on Dec. 31, 2007 and is expected to reduce costs, at current styrene economics, by approximately $8 million per year starting Jan. 1, 2008. In addition to reducing costs, expiry of these contracts allows NOVA Chemicals to operate its own, efficient styrene plants at higher rates.

North American Solid Polystyrene. NOVA Chemicals has the capacity to produce approximately 1.1 billion pounds per year of SPS, for which styrene monomer is the primary feedstock. Styrene feedstock is supplied from NOVA Chemicals’ production facilities or from the Company’s purchase and swap agreements.

In June 2006, NOVA Chemicals ceased SPS production at its Chesapeake, Virginia facility, while compounding operations stopped in September 2006. The closure of the site reduced NOVA Chemicals’ annual SPS production capacity by 300 million pounds and reduced fixed costs by approximately $15 million per year. NOVA Chemicals accrued severance costs related to the closure of approximately $10 million after-tax in 2006. Compounding is now being performed through third-party toll manufacturers.

NOVA Innovene European Joint Venture. NOVA Innovene, NOVA Chemicals’ 50:50 European joint venture with INEOS, is Europe’s largest styrenic polymer producer. At 2006 year-end, the joint venture had combined manufacturing capacity of approximately 2 billion pounds of SPS and EPS, representing approximately 23% of Western Europe‘s total capacity.

Since its inception in October 2005, NOVA Innovene has aggressively reduced costs through asset rationalizations, reductions in corporate overhead expenses, and through operating synergies. As of 2006 year-end, the joint venture had achieved annualized cost-savings of $66 million and is on-track to reduce annual costs by more than $80 million by the end of 2007, double the original target. The benefit of these cost reductions is shared equally between NOVA Chemicals and INEOS.

During 2006, NOVA Innovene shut down the Carrington, UK SPS and the Berre, France EPS facilities, which decreased annual styrenic polymer capacity by 550 million pounds.

50   Management's Discussion & Analysis

STYRENIX Financial Highlights

(millions of U.S. dollars, except where noted)	2006	2005	2004
Revenue
Styrene Monomer(1)	$1,889	$1,828	$1,820
North American Solid Polystyrene(1)	500	545	552
NOVA Innovene European joint venture(1)(2)	672	616	604
Eliminations	(909)	(1,081)	(997)
	$2,152	$1,908	$1,979
EBITDA(3)
Styrene Monomer	$(17)	$(61)	$42
North American Solid Polystyrene	(39)	(18)	2
NOVA Innovene European joint venture(2)	(18)	(64)	(11)
Eliminations(4)	—	—	5
	$(74)	$(143)	$38
Operating loss(5)
Styrene Monomer	$(72)	$(113)	$(1)
North American Solid Polystyrene	(60)	(47)	(28)
NOVA Innovene European joint venture(2)	(50)	(94)	(42)
Eliminations(4)	—	—	5
	$(182)	$(254)	$(66)
Net loss
Styrene Monomer	$(61)	$(81)	$(12)
North American Solid Polystyrene	(44)	(33)	(16)
NOVA Innovene European joint venture(2)	(47)	(92)	(44)
Eliminations(4)	—	—	6
	$(152)	$(206)	$(66)
Sales Volumes (millions of pounds)
Styrene Monomer(6)	1,649	1,672	1,772
North American Solid Polystyrene	736	781	925
NOVA Innovene European joint venture(2)	966	991	1,022
	3,351	3,444	3,719

(1)	Before inter-segment eliminations between the business units.

(2)	The NOVA Innovene joint venture commenced operations Oct. 1, 2005. Prior to that date, figures represent Financial Highlights for NOVA Chemicals’ European assets.

(3)	See Supplemental Measures on Page 62.

(4)	Represents inter-segment profit eliminations.

(5)

To conform with changes in internal segment analysis and reporting, beginning with the first quarter of 2007, NOVA Chemicals will no longer allocate interest, taxes or corporate charges to the business segments, and accordingly will only report segment results down to the operating income (loss) line.

(6)	Third-party sales, including purchased volumes resold. Excludes sales to NOVA Innovene.

Management's Discussion & Analysis   51

STYRENIX Operating Highlights

	2006				Annual
(U.S. dollars per pound, except where noted)	Q1	Q2	Q3	Q4	2006	2005	2004
Benchmark principal product prices:(1)
Styrene monomer(2)	$0.61	$0.62	$0.70	$0.67	$0.65	$0.63	$0.58
Solid polystyrene (weighted-average)(3)
North America	$0.86	$0.84	$0.93	$0.95	$0.89	$0.86	$0.77
Europe	$0.59	$0.63	$0.73	$0.76	$0.68	$0.65	$0.65
Benchmark raw material prices:(1)
Benzene (dollars per gallon)(4)	$2.68	$3.02	$3.71	$3.64	$3.26	$2.90	$2.88

(1)	Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)	Source: CMAI Contract Market.

(3)	Source for benchmark prices: CMAI.

(4)	A 10¢ per gallon change in the cost of benzene generally results in about a 1¢ per pound change in the variable cost of producing styrene monomer. Source of benzene benchmark prices: CMAI.

Discussion of Financial Results

STYRENIX Asset Write-Down

Each year, NOVA Chemicals reviews the carrying value of its plant, property and equipment to determine if this value will be recoverable through projected future cash flows from these assets. To estimate future cash flows, NOVA Chemicals uses third-party forecasts of market conditions and product margins. During 2006, the third-party forecasts for products sold by the STYRENIX business unit were revised to reflect weaker market conditions than were expected at the time of the earlier forecast. It was determined that the carrying value of the STYRENIX assets was greater than the estimated future cash flows. Accordingly, the assets were written down to the estimated realizable value of the assets, resulting in a non-cash charge of $860 million ($772 million after-tax). The realizable value was estimated using discounted cash-flow analysis and information gathered during the investigation of strategic options for STYRENIX. The table below details the write-down.

(millions of U.S. dollars)	Europe	North America	Total
Book value
Before write-down	$383	$719	$1,102
After write-down	63	179	242
Write-down before tax	$320	$540	$860
Tax recovery at 36%			(308)
Tax valuation reserve(1)			220
Net tax recovery			(88)
Write-down, after-tax			$772

(1)

Recording the future income tax recovery on the write-down results in a future income tax asset of $220 million in the U.S. and Swiss subsidiaries. NOVA Chemicals established a valuation reserve that will reduce the amount of the tax benefit recorded in 2006.

The write-down will reduce future depreciation charges. The Company estimates that annual depreciation charges will decrease by about $80 million from 2007 to approximately 2017 as a result of this write-down. In addition, there is a potential future income tax benefit related to this write-down that will be recognized when and if the business records profits. (See Note 14 in the Notes to the Consolidated Financial Statements on page 96 for more details.)

52   Management's Discussion & Analysis

Styrene Monomer

2006 versus 2005

Revenue. Revenue from the Styrene Monomer segment increased $61 million to $1,889 in 2006 compared with $1,828 million in 2005. Revenue was higher in 2006 primarily due to a 3% increase in average styrene monomer prices compared to 2005, while third-party sales volumes were relatively flat.

Feedstock and Operating Costs. Feedstock and operating costs increased $24 million, or approximately 1%, to $1,889 million in 2006 from $1,865 million in 2005. In 2006, benzene prices increased 12%, while ethylene prices increased by 9% from 2005. Higher feedstock costs in 2006 were partially offset by operating cost improvements due to efficiency gains from the Bayport, Texas styrene monomer plant.

EBITDA. EBITDA loss for 2006 was $17 million, compared to an EBITDA loss of $61 million in 2005. EBITDA improved in 2006 as higher revenues, driven by higher styrene prices, and declining operating costs more than offset higher feedstock costs. In addition, SG&A costs were lower in 2006 as restructuring savings were realized late in the year.

Net Loss. The Styrene Monomer segment reported a net loss of $61 million in 2006, compared to a net loss of $81 million in 2005. The net loss improved in 2006 due to higher styrene monomer gross margins and lower SG&A costs.

2005 versus 2004

Revenue. Styrene Monomer revenue in 2005 was $1,828 million, essentially flat with 2004 revenue of $1,820 million. Average styrene monomer prices in 2005 were 9% higher than 2004. The increase in average price was roughly offset by a decrease in domestic sales volumes due to planned and unplanned outages of the Bayport, Texas and Sarnia, Ontario styrene monomer units in 2005.

Feedstock and Operating Costs. Feedstock and operating costs increased $110 million, or 6%, to $1,865 million in 2005 from $1,755 million in 2004. In 2005, benzene prices increased 1% while ethylene prices increased by 29% as hurricane-related outages on the USGC constrained ethylene availability.

EBITDA. EBITDA decreased $103 million to an EBITDA loss of $61 million in 2005 from an EBITDA gain of $42 million in 2004. The EBITDA decline was primarily due to higher feedstock costs.

Net Loss. Styrene Monomer reported a net loss of $81 million in 2005, compared to a net loss of $12 million in 2004. The increase in net loss was primarily due to higher feedstock costs. In addition, 2005 results were impacted by a brief, unplanned shutdown of the Bayport facility related to Hurricane Rita, as well as planned turn a rounds at the Bayport and Sarnia styrene monomer units.

North American Solid Polystyrene

2006 versus 2005

Revenue. North American SPS revenue in 2006 was $500 million, compared to $545 million in 2005. Revenue declined in 2006 due to a combination of lower sales volume and lower sales prices.

SPS sales volumes in 2006 were 6% lower than 2005 reflecting the decline in North American SPS demand. Average third-party prices for North American SPS in 2006 were 4% lower than 2005 as weaker demand in North America did not support higher prices.

Management's Discussion & Analysis   53

Feedstock and Operating Costs. Feedstock and operating costs were $525 million in 2006, compared to $545 million in 2005. Feedstock costs were lower in 2006 primarily due to reduced feedstock consumption driven by lower sales volume, and lower fixed costs related to the restructuring.

EBITDA. EBITDA loss in 2006 was $39 million compared to EBITDA loss of $18 million in 2006. EBITDA declined in 2006 as the decline in revenue was greater than the decline in feedstock costs.

Net Loss. North American SPS reported a net loss of $44 million in 2006, compared to a net loss of $33 million in 2005. The net loss increased as declines in revenue outpaced lower feedstock costs.

2005 versus 2004

Revenue. North American SPS revenue in 2005 was $545 million, down slightly from $552 million in 2004. Average third-party prices for North American SPS in 2005 were 12% higher than 2004, while sales volumes were 15% lower. In 2005, customers reduced purchases in response to higher SPS prices caused by higher feedstock costs and volatility in natural gas pricing.

Feedstock and Operating Costs. Feedstock and operating costs in 2005 were $545 million, up slightly from $533 million in 2004. Higher styrene monomer feedstock unit costs were mostly offset by lower feedstock purchases.

EBITDA. EBITDA loss in 2005 was $18 million, down from EBITDA gain of $2 million in 2004. EBITDA declined in 2005 due to the combination of higher feedstock and operating costs and lower revenue.

Net Loss. North American SPS net loss was $33 million in 2005, compared to a net loss of $16 million in 2004. The net loss increased in 2005 due to higher feedstock costs and lower revenue.

NOVA Innovene European Joint Venture(1)

2006 versus 2005

Revenue. NOVA Innovene European joint venture revenue in 2006 was $672 million, $56 million higher than 2005. Revenue improved in 2006 as higher SPS and EPS pricing more than offset 3% lower sales volume.

Average SPS and EPS prices were higher in 2006 by 8% and 16%, respectively, due to tighter market conditions in Europe. The supply/demand balance for the European EPS industry improved in 2006 from 2005 with the closure of NOVA Innovene’s Berre, France and Carrington, UK EPS facilities.

Feedstock and Operating Costs. Feedstock and operating costs were $647 million in 2006, slightly higher than costs of $634 million in 2005. Costs increased due to the higher cost of styrene monomer feedstock, which rose 3% in 2006 compared to 2005. Higher feedstocks costs were partially offset by lower operating costs related to closures of the Carrington, UK and Berre, FR EPS facilities.

EBITDA. EBITDA loss in 2006 was $18 million, a $46 million improvement over 2005. EBITDA improved as higher revenue more than offset higher feedstock costs. In addition, SG&A and plant manufacturing costs were lower as NOVA Innovene realized cost synergies during the year.

Net Loss. The NOVA Innovene European joint venture reported a net loss of $47 million in 2006, compared to a net loss of $92 million in 2005 for nine months of stand-alone operations and three months operating as part of the joint venture. Net loss improved due to higher gross margins and lower operating and SG&A costs.

(1)	2005 results for the NOVA Innovene segment reflect nine months of NOVA Chemicals operation and three months of NOVA Innovene joint venture operation.

54   Management's Discussion & Analysis

2005 versus 2004

Revenue. Revenue was $616 million in 2005 compared to $604 million in 2004.

Average European SPS and EPS prices in 2005 increased 8% and 2%, respectively, over 2004. Sales volumes decreased 3%, or 31 million pounds from 1,022 million pounds in 2004 to 991 million pounds in 2005.

Feedstock and Operating Costs. Feedstock and operating costs were $634 million in 2005 compared to $581 million in 2004. The increase in costs was primarily due to higher styrene monomer feedstock costs in 2005.

EBITDA. EBITDA loss in 2005 was $64 million, up from an EBITDA loss of $11 million in 2004. EBITDA decreased as higher feedstock costs more than offset higher revenue.

Net Loss. The net loss was $92 million in 2005, compared to net loss of $44 million in 2004. The decline in 2005 was due to higher feedstock costs which more than offset higher revenue.

Outlook for STYRENIX

As part of NOVA Chemicals’ company-wide restructuring in 2006, the Company took a series of actions to rapidly reduce costs in the STYRENIX unit. In addition, NOVA Chemicals announced it would pursue all strategic options available for the unit including: sale, formation of a joint venture with other producers, or a spin-out. During the year, NOVA Chemicals exceeded its cost-reduction targets and recorded a $772 million (after-tax) non-cash write-down of STYRENIX assets – actions that are expected to improve the unit’s future net income by approximately $150 million per year.

In 2007, the Company will continue to pursue strategic options to finalize a shareholder-value-adding pathway for STYRENIX. The Company believes that its rapid cost reductions are a good indicator of the potential benefits of industry consolidation and that the STYRENIX unit is an ideal vehicle for consolidation.

Management's Discussion & Analysis   55

Corporate and Other Items

A listing of before-tax corporate and other items for the periods presented is as follows:

(millions of U.S. dollars)	2006	2005	2004
Stock-based compensation and profit sharing	$6	$37	$(104)
Forward transactions on stock-based compensation	(20)	(15)	—
Restructuring	(985)	(168)	(8)
Tax settlement	—	8	122
Insurance charge	(19)	(22)	—
Mark-to-market feedstock derivatives	(21)	12	6
Gain on sale of investments in AEGS	—	—	53
	$(1,039)	$(148)	$69

A listing of after-tax corporate and other items for the periods presented is as follows:

(millions of U.S. dollars)	2006	2005	2004
Stock-based compensation and profit sharing	$—	$20	$(63)
Forward transactions on stock-based compensation	(13)	(10)	—
Restructuring	(861)	(125)	(5)
Tax settlement	—	5	101
Insurance charge	(13)	(15)	—
Mark-to-market feedstock derivatives	(14)	8	4
Gain on sale of investments in AEGS	—	—	40
	$(901)	$(117)	$77

Stock-Based Compensation and Profit Sharing and Forward Transactions

NOVA Chemicals has two cash-settled, stock-based incentive compensation plans that are marked-to-market with changes in the value of its common stock price. In November 2005, NOVA Chemicals entered into forward transactions with two financial institutions in order to hedge the portion of its stock-based compensation which is subject to quarterly mark-to-market accounting adjustments. Mark-to-market rules had resulted in material quarterly earnings variations prior to 2006. The forward transactions are cash-settled at the end of a three-year term (November 2008), or at any time prior to that at the option of NOVA Chemicals, based on the difference between NOVA Chemicals’ common stock price and the execution price plus accrued interest.

The transactions effectively give NOVA Chemicals the same economic effect as if it had borrowed money, purchased NOVA Chemicals’ common shares and held them as assets. The average execution price was $37.56 on approximately 3.6 million shares, which approximates the number of outstanding shares related to the stock-based compensation units as of November 2005. As NOVA Chemicals’ stock price changes, the mark-to-market impact related to the stock-based compensation liability is effectively neutralized by the mark-to-market impact related to the forward contracts.

Stock-based compensation also includes the amount expensed related to the fair value of stock options earned by employees.

Additionally, a profit sharing program, available to most employees, is based on the achievement of shareholder return on equity targets.

Mark-to-Market Feedstock Derivatives

Beginning in the first quarter of 2006, NOVA Chemicals began classifying mark-to-market adjustments on feedstock derivative positions as corporate items, as they are non-cash items and are not relevant in measuring business performance. Previously, these amounts were allocated to the Olefins/Polyolefins and Styrenics business units. Prior periods have been restated.

2006

Restructuring Charges. In 2006, NOVA Chemicals recorded total restructuring charges of $985 million ($861 million after-tax) related to the following: the write-down of the STYRENIX assets, the write-down of the Carrington, UK SPS facility, severance costs for the North American restructuring, severance costs for the Chesapeake, Virginia polystyrene plant site closure and NOVA Innovene restructuring costs.

56   Management's Discussion & Analysis

NOVA Chemicals recorded a non-cash write-down of $860 million in 2006 ($772 million after-tax) related to STYRENIX assets (see discussion on page 64 related to Plant, Property and Equipment). The Company accrued $56 million ($46 million after-tax) of restructuring costs related primarily to non-cash asset write-downs for the Carrington, UK SPS facility closure. The Company also accrued $53 million ($33 million after-tax) of restructuring costs related to severance, pension and other employee-related costs associated with the North American restructuring announced on June 26, 2006. To date, $22 million has been paid to employees related to the North American restructuring. NOVA Chemicals accrued $15 million ($10 million after-tax) related to severance costs for the Chesapeake, Virginia polystyrene plant site closure. To date, $3 million has been paid to employees. Lastly, $1 million (less than $1 million after-tax) of restructuring costs related to actions taken by NOVA Innovene were accrued.

Insurance Charge. NOVA Chemicals is one of many participants in OIL and sEnergy – two mutual insurance companies formed to insure against catastrophic risks. NOVA Chemicals recorded a $19 million ($13 million after-tax) charge in 2006 related to its share of potential incremental future payments required to meet losses in the insurance pools in which it participates. The Company continues to participate in OIL, an insurance pool for property and liability; however, sEnergy, an insurance pool for business interruption, is in the process of closing its operations. NOVA Chemicals believes the Company’s reserves are adequate to cover any outstanding claims.

2005

Restructuring Charges. In 2005, NOVA Chemicals recorded total restructuring charges of $168 million ($125 million after-tax) related to the following: write-down of the Berre, France and the Carrington, UK EPS facilities and associated severance costs; write-down of the Chesapeake, Virginia polystyrene plant; and the write-off of certain other non-productive assets.

On October 1, 2005, NOVA Chemicals and Innovene combined their European polystyrene businesses into a 50:50 joint venture known as NOVA Innovene. Shortly thereafter, NOVA Innovene announced it would cease EPS production at Berre, France, and permanently shut down the previously idled EPS plant at its Carrington, UK facility. Accordingly, NOVA Chemicals took a write-down on the value of its 50% interest in the value of the plants in the amount of $76 million ($60 million after-tax). NOVA Chemicals also reduced the recorded benefit of certain tax loss carry forwards by $9 million, as the utilization likelihood was reduced due to the formation of the joint venture and closure of the plants. NOVA Chemicals incurred additional restructuring charges of $7 million ($4 million after-tax) for severance costs related to these plant closures.

NOVA Chemicals recorded a non-cash $76 million ($46 million after-tax) write-down related to the permanent closure of the Chesapeake, Virginia PS plant.

Certain other non-productive assets were written off, amounting to $9 million ($6 million after-tax).

Insurance Charge. NOVA Chemicals incurred a $22 million ($15 million after-tax) charge in 2005 related to its share of potential incremental future payments required to meet losses in the sEnergy insurance pool in which it participates.

Tax Settlement. An additional amount of $8 million ($5 million after-tax) was recorded in 2005 related to the 2004 tax settlement that resulted from a tax dispute regarding the deductibility of foreign taxes in certain returns filed with the U.S. Internal Revenue Service prior to 1982.

2004

Restructuring Charges. In 2004, a restructuring charge of $8 million ($5 million after-tax) was taken for additional dismantling and severance costs related to the May 2004 shutdown of the A-Line at NOVA Chemicals’ St. Clair River PE plant at Corunna, Ontario. To date, $8 million has been spent on severance costs representing substantially all of such costs expected to be incurred. To date, $7 million has been spent on dismantling activities and these activities will continue into 2007.

Tax Settlement. During 2004, a $122 million ($101 million after-tax) settlement was recorded, which resulted from a tax dispute related to the deductibility of foreign taxes in certain returns filed with the U.S. Internal Revenue Service prior to 1982.

Gain on Sale of Investments in AEGS. In 2004, NOVA Chemicals sold its interest in the Alberta Ethane Gathering System (AEGS) for cash proceeds of $78 million and recorded a gain of $53 million ($40 million after-tax). NOVA Chemicals continues to transport ethane as one of several shippers on AEGS under existing long-term ethane transportation agreements. In addition, NOVA Chemicals operates and maintains the system under a contract with the new owner of AEGS. The new owner is responsible for the commercial aspects of operating the pipeline.

Management's Discussion & Analysis   57

Liquidity and Capital Resources

NOVA Chemicals’ principal sources of liquidity are cash flows from operations, accounts receivable securitization programs, and borrowings under its revolving credit facilities. NOVA Chemicals’ principal uses of cash are operating expenditures, capital expenditures and debt service.

Cash Flow

The following is a summary of the cash inflows and outflows, which contributed to the changes in NOVA Chemicals’ cash and debt:

(millions of U.S. dollars)	2006	2005	2004
Inflows
Funds generated from operations(1)	$297	$262	$411
Decrease (increase) in operating working capital	27	(43)	(76)
Cash generated from operations	324	219	335
Proceeds from sale of assets and other capital transactions	3	11	103
Common shares issued	3	13	37
Affiliate long term notes	3	—	—
Tax-related settlement	—	116	12
Foreign exchange and other	14	—	—
Total inflows	347	359	487
Outflows
Capital expenditures (net of project advances)	(198)	(419)	(227)
Turnaround costs, long-term investments and other assets	(48)	(176)	(4)
Common share dividends	(29)	(27)	(28)
Stock options retired for cash	(2)	(11)	(18)
Common shares repurchased	—	(125)	(188)
Foreign exchange and other	—	(5)	(21)
Total outflows	(277)	(763)	(486)
Net debt reduction (addition)(2)	$70	$(404)	$1

(1)	See Supplemental Measures on page 62.

(2)	Including cash and foreign exchange changes.

Inflows of Cash

Funds from operations increased to $297 million in 2006 from $262 million in 2005 primarily due to an improvement in business unit earnings despite the large non-cash asset write-downs that occurred during 2006. Funds from operations in 2005 of $262 million were down substantially from $411 million in 2004 primarily as a result of lower sales volumes following very strong demand in 2004.

Operating working capital decreased by $27 million in 2006 primarily due to a decrease in receivables and inventory. Operating working capital increased by $43 million in 2005 primarily due to higher-priced feedstock inventories. Operating working capital increased by $76 million in 2004, due to higher-priced inventories and accounts receivable, as well as building inventories to meet growing demand and a series of planned plant maintenance outages for 2005. NOVA Chemicals measures the effectiveness of its working capital management through Cash Flow Cycle Time (CFCT). CFCT measures working capital from operations in terms of the number of days’ sales (see Supplemental Measures on page 62). This metric helps NOVA Chemicals to determine which portion of changes in NOVA Chemicals’ working capital results from factors other than price movements. CFCT was 27 days as of December 31, 2006 compared to 26 days as of December 31, 2005 and 35 days as of December 31, 2004. The increase as of December 31, 2006 was due primarily to an increase in receivable days and a decrease in payable days partially offset by a decrease in inventory days. The decrease as of December 31, 2005 was due primarily to de-stocking of crude oil-based inventories.

58   Management's Discussion & Analysis

In total, NOVA Chemicals generated $324 million in cash from operations in 2006 versus $219 million in 2005, and $335 million in cash from operations in 2004.

NOVA Chemicals sold non-strategic assets in 2004, which resulted in $103 million of net cash proceeds. The sale of the Company’s interests in the Ethylene Delivery System and AEGS contributed $19 million and $78 million, respectively, in 2004.

Cash collections of $116 million in 2005 and $12 million in 2004 were received from the settlement of a tax dispute related to the deductibility of foreign taxes in certain returns filed with the U.S. Internal Revenue Service prior to 1982.

Cash generation in 2006 was primarily due to earnings, whereas cash generation in 2005 was largely due to earnings and the receipt of cash for a tax-related settlement. Cash generation in 2004 was principally a result of improving business conditions and earnings.

Outflows of Cash

NOVA Chemicals’ capital expenditures, net of third-party advances, were $198 million in 2006 compared to $419 million in 2005 and $227 million in 2004. The decrease in capital expenditures reflects the substantial completion of the Corunna ethylene flexi-cracker expansion and modernization project, which increased the Company’s production capacity. Capital expenditures in 2007 are expected to be approximately $210 million. During 2006, NOVA Chemicals spent $48 million for turnaround costs, long-term investments and other assets compared to $176 million and $4 million in 2005 and 2004, respectively. The Company incurred significant turnaround costs in 2005 to ensure its plants were at peak operating performance.

No share repurchase programs were initiated in 2006. In July 2005, a share repurchase program, for up to approximately 7.2 million shares, was announced. This repurchase program terminated on July 26, 2006. The Company did not repurchase any shares under this program. In July 2004, a share repurchase program for up to approximately 7.5 million shares was initiated. NOVA Chemicals purchased the entire number of shares available under that program for an aggregate cost of $313 million, or an average cost of $41.60 per share. The Company also paid stock option exercise values in cash of $2 million, $11 million and $18 million in 2006, 2005 and 2004, respectively, in lieu of issuing stock.

In May 2006, the Company repaid $300 million of medium-term notes upon maturity. This debt repayment was funded by an issuance, in October 2005, of $400 million of senior floating rate notes due 2013. In September 2005, the Company repaid $100 million of 7% notes upon maturity. This debt repayment was funded by cash on hand. In 2004, the Company issued $400 million of 6.50% senior notes due 2012, from which $383 million in net proceeds was used to redeem two series of preferred securities due 2047 and 2048.

Commitments

NOVA Chemicals has various commercial commitments, including operating leases for office space and railcars, and unconditional purchase obligations related to minimum amounts of feedstock and other raw material purchases pursuant to agreements entered into to secure short- and long-term supply. While NOVA Chemicals has some fixed-price raw materials agreements, prices are typically based on a market or a cost-plus basis, and fluctuate with changes in the underlying raw materials indices. Obligations have been calculated using current pricing for purposes of the chart below.

Contractual Cash Obligations

		Payments due by period
as of December 31, 2006 (millions of U.S. dollars)	Total	2007	2008 to 2009	2010 to 2011	After 2011
Long-term debt(1)	$1,877	$262	$258	$306	$1,051
Operating leases(2)	520	46	89	76	309
Unconditional purchase obligations(3)	9,200	3,140	1,821	932	3,307
Total contractual cash obligations	$11,597	$3,448	$2,168	$1,314	$4,667

(1)	Includes current portion and bank loans.

(2)	Includes property, railcar and other equipment leasing commitments.

(3)	NOVA Chemicals could mitigate the impact of excess quantities of raw materials and feedstock commodities resulting from fixed-purchase commitments by reselling these products at market prices.

Management's Discussion & Analysis   59

Liquidity

NOVA Chemicals is able to meet short-term liquidity needs through the generation of funds from operations, cash-on-hand, accounts receivable securitization programs, and borrowing capacity under revolving credit facilities. At Dec. 31, 2006, the Company had $75 million cash-on-hand in addition to $421 million (net of letters of credit) of available borrowing capacity under its revolving credit facilities.

In May 2006, the Company repaid $300 million of medium-term notes upon maturity. This debt repayment was funded by an issuance, in October 2005, of $400 million of senior floating rate notes due 2013. In September 2005, the Company repaid $100 million of 7% notes upon maturity. This debt repayment was funded by cash on hand. In 2004, the Company issued $400 million of 6.50% senior notes due 2012, from which $383 million in net proceeds was used to redeem two series of preferred securities due 2047 and 2048.

Credit Facilities

During 2006, NOVA Chemicals added two new $100 million revolving credit facilities expiring Dec. 31, 2007 and Mar. 20, 2011. These facilities are in addition to the existing $375 million revolving credit facility that expires June 30, 2010. As of Dec. 31, 2006, NOVA Chemicals had utilized $154 million of these facilities, of which $44 million was in the form of letters of credit.

In late December 2006, NOVA Chemicals amended the financial covenants in the relevant credit facilities to allow for an exemption of any write-down of the STYRENIX assets up to $950 million and for the debt-to-capitalization ratio financial covenant to be raised from 55% to 60%. These amendments are in effect for the period Dec. 31, 2006 to June 29, 2007. The Company is currently in discussions with its banks and expects to restructure covenants to be consistent with the existing maturity dates of the credit facilities prior to the expiry of the amendment. Using the covenant methodology in the relevant revolving credit facilities, the debt-to-capitalization ratio was 55% at Dec. 31, 2006. NOVA Chemicals continues to comply with all financial covenants under the applicable facilities.

The amended financial covenants are as follows:

Covenant	Requirement	December 31, 2006 Actual
Interest Coverage(1)	2.0x when net debt to total capitalization ratio > 40%	3.5	x
Debt to Total Capitalization(2)	60%	55%
Consolidated Shareholders’ Equity(3)	$1.25 billion plus 50% of positive earnings	$ 1.52 billion

(1)	As defined in NOVA Chemicals’ revolving credit facility, interest coverage is the ratio of cash flow to interest expense for the preceding twelve-month period.

(2)

As defined in NOVA Chemicals’ revolving credit facility, debt includes items not in accordance with Canadian GAAP, such as obligations under operating leases (if in excess of a specified percentage of consolidated assets) and amounts outstanding under the Company’s accounts receivable securitization programs. The amended definition also provides for debt to be offset by cash, other than restricted cash, and the amount of NOVA Chemicals’ wholly-owned subsidiary’s (NOVA Chemicals Inc.) preferred shares to be excluded in arriving at debt for purposes of this covenant.

(3)

Shareholders’ equity is defined in accordance with Canadian GAAP plus the amount of NOVA Chemicals’ wholly-owned subsidiary’s (NOVA Chemicals Inc.) preferred shares and excludes any write-down up to $950 million of NOVA Chemicals’ STYRENIX business that may occur during the period Dec. 31, 2006 to June 29, 2007.

As a result of the STYRENIX asset write-down, the permitted amount of secured debt under the terms of our public debt indentures was reduced. Accordingly, NOVA Chemicals reduced its $375 million secured revolver to $325 million, effective February 5, 2007. The remaining two revolving credit facilities were not affected as they are unsecured.

Off-Balance Sheet Accounts Receivable Securitization Programs. NOVA Chemicals’ off-balance sheet financing activities are limited to participation in accounts receivable securitization programs. NOVA Chemicals has engaged in the current programs since 1999 to obtain lower financing rates than those available from other sources. In 2006, the Company amended the programs to increase the capacity of trade accounts receivable sold to a third party, on a revolving basis, to a maximum of $350 million from $300 million. At Dec. 31, 2006, $247 million in receivables were sold under the programs. Of the total amount, $151 million was sold via a special purpose entity (SPE) that is 100% owned by NOVA Chemicals. The SPE isolates the sold receivables and the related cash collections for the exclusive benefit of the purchasers. The Company has no right to any cash collected from these receivables; therefore, neither the receivables nor any obligation to the purchasers is reflected in NOVA Chemicals Consolidated Financial Statements. No other business is conducted through SPEs.

60   Management's Discussion & Analysis

NOVA Innovene Accounts Receivable Securitization Program. In November 2006, the NOVA Innovene joint venture entered into a five-year, €120 million accounts receivable securitization program. Borrowings under this program are accounted for as long-term debt. NOVA Chemicals’ 50% share of the outstanding balance was $33 million at Dec. 31, 2006. The program expires in November 2011.

Total Return Swap. In connection with the acquisition of styrenics assets from Huntsman Corporation in 1998, the Company’s subsidiary, NOVA Chemicals Inc., issued retractable preferred shares with a liquidation preference of $198 million as partial consideration. Holders of the retractable preferred shares originally had the right to exchange the shares (a retraction) for NOVA Chemicals’ common shares (plus NOVA Chemicals’ preferred shares if the market value of such common shares was less than $198 million) on or after April 1, 2001. In September 2005, the terms of the retractable preferred shares were amended to eliminate this right. In connection with this amendment, the retractable preferred shares were re-designated as Series A preferred shares. Additionally, the dividend rate on the Series A preferred shares was reduced from 2% to 0.5% in December 2005.

NOVA Chemicals has the right to repurchase the Series A preferred shares at any time. However, any such repurchase may obligate NOVA Chemicals to pay an early termination fee under the terms of the total return swap described below.

NOVA Chemicals also entered into a total return swap with respect to the Series A preferred shares. Under the terms of the total return swap: (i) the counterparty pays NOVA Chemicals the total return on the preferred shares (periodic dividends plus positive changes in the equity value of the Series A preferred shares upon termination of the swap); and (ii) NOVA Chemicals pays the counterparty a spread to London Inter-Bank Offered Rate (LIBOR), as well as any negative changes in the equity value of the Series A preferred shares upon termination of the swap.

If the equity value of the Series A preferred shares decreases by approximately 24% or more at any time, NOVA Chemicals is required to post maintenance collateral. Once the margin-posting requirement is triggered, if the equity value of the Series A preferred shares increases by 5% or more, any excess margin may be returned to NOVA Chemicals. Changes in equity value of the Series A preferred shares during the term of the swap will be determined based on changes in the average price of the outstanding 6.5% medium-term notes due 2012, issued by NOVA Chemicals.

If NOVA Chemicals defaults on other debt of at least $25 million or the closing price of its common shares is $12.00 or less and upon certain other events, the counterparty would have the right to sell the Series A preferred shares to a third party and terminate the swap. NOVA Chemicals would then owe the counterparty the difference between the actual sale price received by the counterparty and $126 million. Subsequent to the termination of the swap, NOVA Chemicals may, at its option, repurchase the preferred shares for $198 million plus accrued and unpaid dividends.

The total return swap was scheduled to terminate on March 15, 2007. However, in February 2007, NOVA Chemicals and the counterparty agreed to extend the term until Oct. 31, 2007.

Capitalization

NOVA Chemicals’ net debt-to-total capitalization ratio was 76.0% at Dec. 31, 2006 compared to 59.7% at Dec. 31, 2005 and 48.5% at Dec. 31, 2004. In May 2006, NOVA Chemicals repaid $300 million medium-term notes upon maturity. In December 2006, NOVA Chemicals wrote down the STYRENIX assets by $860 million ($772 million after-tax), which negatively impacted shareholders’ equity.

Management's Discussion & Analysis   61

Financial Ratios

December 31 (millions of U.S. dollars, except as noted)	2006	2005	2004
Long-term debt(1)	$1,878	$2,039	$1,714
Less: cash and cash equivalents,	(75)	(166)	(245)
restricted cash and other assets	(72)	(72)	(72)
Total debt, net of cash, cash equivalents, restricted cash and other assets	1,731	1,801	1,397
Shareholders’ equity	546	1,215	1,484
Total capitalization(2)	$2,277	$3,016	$2,881
Net debt to total capitalization(3)	76.0%	59.7%	48.5%

(1)

On Jan. 1, 2005, NOVA Chemicals adopted new Canadian accounting standards, which require the preferred shares of NOVA Chemicals’ subsidiary, NOVA Chemicals Inc., to be classified as debt. Prior periods have been restated accordingly. Maturity dates for NOVA Chemicals’ current and long-term debt range from October 2007 to August 2028. Long-term debt includes current portion of long-term debt, the secured revolver, and bank loans.

(2)	Total capitalization reflects shareholders’ equity and total debt, net of cash, cash equivalents, restricted cash and other assets.

(3)	Computed after taking into account the reclassification of the preferred shares (see Supplemental Measures below).

Senior Debt Ratings(1)

Senior Unsecured Debt
DBRS	BB (negative)
Fitch Ratings	BB- (stable)
Moody’s	Ba3 (negative)
Standard & Poor’s	B+ (stable)

(1)

Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

Supplemental Measures

In addition to providing measures in accordance with Canadian GAAP, NOVA Chemicals presents certain supplemental measures as follows. The following supplemental measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Cash Flow Cycle Time equals working capital from operations divided by average daily sales. This measure helps to determine which portion of changes in working capital results from factors other than price movements and helps investors to assess NOVA Chemicals’ performance against its goal to minimize investment in working capital.

EBITDA equals net income (loss) before income taxes, interest expense, other gains and losses, and depreciation and amortization. This measure is provided to assist investors in determining NOVA Chemicals’ ability to generate cash.

Adjusted EBITDA equals net income (loss) before restructuring charges, income taxes, interest expense, other gains and losses, equity in the earnings of affiliates and depreciation and amortization. This measure is provided to assist investors in determining NOVA Chemicals’ ability to generate cash.

Funds generated from operations – Refer to the Consolidated Statements of Cash Flows on page 79 for a reconciliation to net income.

Net debt equals long-term debt, net of cash, cash equivalents, restricted cash, and other assets.

Net debt to total capitalization equals net debt, as defined above, divided by the sum of net debt and shareholders’ equity. This measure can be used to analyze the leverage of the Company.

62   Management's Discussion & Analysis

Adjusted EBITDA

(millions of U.S. dollars)	2006	2005	2004
Net income (loss)	$(703)	$(101)	$253
Income tax (recovery) expense	(144)	(1)	81
Other gains	(1)	(8)	(177)
Restructuring charges	985	168	8
Interest expense (net)	168	113	108
Depreciation and amortization	299	290	297
Adjusted EBITDA	$604	$461	$570

Dividends and Distributions

Common Share Dividends. Historically, NOVA Chemicals has paid quarterly dividends on its common shares at the rate of $0.10 Canadian per share, representing an aggregate of $0.40 Canadian per share annually. In 2006, a total of $29 million in dividends was paid on the Company’s common shares. There are currently no material contractual restrictions on NOVA Chemicals’ ability to declare and pay dividends on its common shares. The declaration and payment of dividends is at the discretion of NOVA Chemicals’ Board of Directors, which will consider earnings, capital requirements, financial condition and other relevant factors. It is, however, the Company’s current intention to retain most of its earnings to support current operations, reduce debt and continue to pay dividends at historic levels.

Series A Preferred Share Dividends. NOVA Chemicals pays 0.5% annual dividends on the $198 million Series A preferred shares of its subsidiary. On Jan. 1, 2005, NOVA Chemicals adopted new Canadian accounting standards that require these instruments to be classified, on a retroactive basis, as liabilities rather than equity. In addition, any dividends associated with these preferred shares have been reclassified to interest expense. All prior periods have been restated.

Application of Critical Accounting Estimates

The following represents the estimates most critical to the application of NOVA Chemicals’ accounting policies. For a summary of the Company’s significant accounting policies, please see Note 2 to the annual Consolidated Financial Statements. Management has discussed the development and selection of these critical accounting estimates with the Audit, Finance and Risk Committee of NOVA Chemicals’ Board of Directors and the Audit, Finance and Risk Committee has reviewed the disclosure relating to such estimates in this Management’s Discussion & Analysis.

Inventories. NOVA Chemicals carries inventories at the lower of cost or net realizable value. Cost is determined on a first-in, first-out (FIFO) basis with no allocation of fixed production overhead. Most of NOVA Chemicals’ competitors determine cost on a last-in, first-out (LIFO) basis. As a result of this difference in methodology used to account for costs, significant differences in the timing of quarterly earnings can occur during periods when feedstock costs are volatile. NOVA Chemicals uses the FIFO method because it believes the FIFO basis is a better method to match the actual costs incurred with the related revenue.

Plant, Property and Equipment (PP&E). NOVA Chemicals’ PP&E consists primarily of manufacturing equipment, land and buildings for producing petrochemicals. NOVA Chemicals values PP&E at historical cost. Financing costs incurred during major construction projects are capitalized as part of the cost of the asset until the asset is available for use. Costs related to turnaround activities are capitalized and amortized over the period remaining until the next turnaround activity, while maintenance and repair costs are expensed as incurred.

Judgmental aspects of accounting for PP&E involve estimates of the life of the assets, the selection of an appropriate method of depreciation and determining whether an impairment of NOVA Chemicals’ assets exists and measuring such an impairment. These assessments are critical due to their potential impact on earnings and equity.

NOVA Chemicals is able to choose from alternative methods of depreciation. The straight-line method was chosen rather than other methods, such as units of production, because the straight-line method is more conservative, requires less estimation and judgment, and is a systematic and rational basis reflecting the period over which the assets’ benefit is realized.

Management's Discussion & Analysis   63

Net PP&E at Dec. 31, 2006 totaled $2,719 million. PP&E is tested for impairment at the lowest level for which identifiable cash flows exist, which in NOVA Chemicals’ case is the plant asset level. Impairment testing of the plant assets occurs whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company assesses recoverability by comparing the carrying amount of the asset group to the estimated future cash flows expected to be generated by the assets, undiscounted and without interest charges. If an asset is considered impaired, the impairment loss to be recognized would be measured as the amount by which the asset’s carrying amount exceeds its fair value.

The estimate of PP&E fair value is based on estimated discounted future cash flows expected to be generated by the asset. The assumptions underlying cash flow projections represent management’s best estimates at the time of the impairment review. Factors that management must estimate include: industry and market conditions, sales volume and prices, costs to produce, inflation, etc. Changes in key assumptions or actual conditions, which differ from estimates, could result in an impairment charge. The Company uses reasonable, supportable and, where available, third-party, industry expert assumptions when performing impairment reviews.

NOVA Chemicals’ Olefins/Polyolefins business has an established, long-term record of profitability and, based on current asset carrying values and expected future cash flows, NOVA Chemicals has concluded the carrying value of the assets of the Olefins/Polyolefins business unit is appropriate.

During 2006, NOVA Chemicals restructured its traditional Styrenics business into two new business units, Performance Styrenics (which includes North American EPS and Styrenic Performance Products) and STYRENIX (which includes the reportable segments of Styrene Monomer, North American SPS and NOVA Chemicals’ interest in NOVA Innovene, the 50:50 European joint venture with INEOS). Based on current asset carrying values and expected future cash flows, NOVA Chemicals has concluded that the carrying value of the assets of the Performance Styrenics business unit is appropriate.

NOVA Chemicals’ STYRENIX business unit has not been profitable, and in recent years NOVA Chemicals has reduced production capacity due to poor market conditions. In 2005, NOVA Chemicals and Innovene combined their European polystyrene businesses into a 50:50 joint venture known as NOVA Innovene. Subsequently, Innovene sold its share in NOVA Innovene to INEOS. Shortly after the commencement of the joint venture, NOVA Innovene announced it would cease EPS production at its Berre, France, plant and permanently shut down the previously-idled EPS plant in Carrington, U K. Accordingly, the value of these assets was written off as of Sept. 30, 2005, resulting in a $60 million after-tax charge to earnings. On Jan. 19, 2006, NOVA Chemicals announced its intention to permanently close its Chesapeake, Virginia, SPS plant and accordingly wrote off the asset’s value, resulting in a $46 million after-tax charge to earnings. On July 25, 2006, NOVA Innovene announced its plans to permanently close its Carrington, UK, SPS facility, resulting in a $46 million after-tax charge to earnings.

On July 20, 2006, NOVA Chemicals announced as part of its restructuring that it would pursue all strategic options available for the STYRENIX business unit including: sale, formation of a joint venture with other producers, or spin-out. A number of options were and continue to be aggressively pursued.

In assessing the recoverability through projected future cash flows of the STYRENIX plant carrying values, NOVA Chemicals used third-party forecasts of market conditions and product margins. Third party information was used for key assumptions to provide objectivity to the cash flow analysis and these assumptions were largely in line with what management would have estimated.

During 2006, the third-party forecasts for products sold by the STYRENIX business unit were revised to reflect weaker market conditions than had been expected at the time of the earlier forecast. It was determined that the carrying value of the STYRENIX assets were greater than estimated future cash flows. The assets’ carrying value at Dec. 31, 2006, prior to write-down, was $1.1 billion. Fair value was estimated to be $242 million. Thus, the assets were written down to the estimated fair value, resulting in a non-cash charge of $860 million ($772 million after-tax).

The write-down will reduce future depreciation charges in the three reportable segments within the STYRENIX business unit. The Company estimates that depreciation charges will decrease by about $80 million per year from 2007 to approximately 2017 as a result of this write-down. In addition, there is a potential future income tax benefit related to this write-down that will be recognized when and if the business records profits.

64   Management's Discussion & Analysis

Asset Retirement Obligations. United States and Canadian GAAP require companies to record liabilities associated with future plant decommissioning and site restoration costs on both active and inactive plants at their fair value, based on a discounted value of the expected costs to be paid when the assets are retired. At Dec. 31, 2006, NOVA Chemicals had $26 million of accumulated reserve for these activities. This accumulated reserve is comprised of approximately $19 million anticipated to be required for the decommissioning and site restoration of currently active plant sites; $4 million for plant sites that have been divested or are no longer in use; and approximately $3 million for ongoing environmental management and planned dismantling of currently operating plant sites.

During 2006 and 2005, there were no business conditions or decisions that resulted in a requirement to increase or decrease the asset retirement obligations associated with active or divested sites. The obligations were increased as a result of the accretion of the liabilities. For inactive sites or sites that became inactive in 2006 and 2005, the reserves were generally considered adequate for the environmental remediation work required.

During 2004, NOVA Chemicals reduced the reserve that was carried for inactive sites by $5 million due to several projects either being completed or at a stage of completion that allowed reassessment of the estimated costs to complete. After review of these projects, it was determined that NOVA Chemicals’ accumulated reserve for inactive sites was too high.

In 2003, the Company undertook an evaluation of the costs to conduct decommissioning and site restoration to satisfy the projected obligations under applicable environmental requirements upon termination of operations at currently operating plant sites. Canadian GAAP required that the present value of inflation-adjusted decommissioning and site restoration costs be recorded as increases to the carrying values of the assets at that time, and that this amount be depreciated over the estimated remaining lives of the assets. NOVA Chemicals determined that $131 million, at that time, may be required to decommission and restore operating plant sites. This amount does not include any deduction for salvage or land value that may be realized; however, these will be taken into consideration as the assets are depreciated. Because these plants may be in operation in excess of 40 years, significant uncertainty exists concerning the nature of the decommissioning and site restoration activities that may be required. Furthermore , significant judgment is involved in the estimation process, because the degree of natural attenuation, evolution of new technologies and potential land uses may mitigate future environmental liabilities and potential costs. Management has reviewed the initial estimates in light of today’s circumstances and determined that no adjustment is needed to this estimate.

After adjusting for inflation as required by Canadian GAAP, the amount of $131 million was approximately $225 million to $250 million. The present value of this future amount (using a credit-adjusted risk-free rate of 10.5% to discount the estimated future cash flows) was approximately $19 million, and was accrued in 2003 in anticipation of these activities. This estimated liability will increase, or accrete, each year over the lives of the active plants until it reaches the $225 million to $250 million expected to be incurred on closure of the plants. The resulting expense is referred to as accretion expense and is included in operating expenses. In each of 2006, 2005 and 2004, this expense was $2 million.

Pension Plans. NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements covering substantially all of its employees. For the defined contribution plans, the cost is expensed as earned by employees. For the defined benefit plans, obligations and expense are determined using actual discount rates and assumptions for mortality, termination, retirement and other rates, as well as the expected return on plan assets and the rate of increase for future compensation. The Company uses current mortality rate tables commonly used for actuarial calculations and selects other assumptions in line with past experience and current economic conditions. The return on plan assets is not the actual return, but an expected rate based on estimated asset returns over the life of the pension plans and the investment strategy of the plans. The discount rate is based on actual market interest rates at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments of NOVA Chemicals’ plans.

Canadian GAAP requires that actuarial gains and losses be recognized in NOVA Chemicals’ income using a systematic and consistent methodology. For defined benefit pensions, the Company amortizes such gains and losses over the estimated remaining service lifetime of the employee group to the extent these gains or losses exceed 10% of the greater of the accrued benefit obligation or market value of assets. This alternative avoids recognizing into income large unrealized gains or losses in individual years. Immediate recognition of such gains and losses would introduce significant volatility into NOVA Chemicals’ earnings. Cumulative unrealized actuarial gains and losses have ranged from a $61 million gain at Dec. 31, 1999 to a $195 million loss at Dec. 31, 2005. On Dec. 31, 2006, unrealized actuarial losses were $155 million.

Management's Discussion & Analysis   65

A total of $65 million, $49 million, and $26 million was contributed in 2006, 2005, and 2004, respectively, to all of NOVA Chemicals’ defined benefit pension plans. The contributions were based on the most recently filed valuations with pension regulators in various countries. Contributions to defined contribution plans were $8 million, $7 million, and $7 million in 2006, 2005, and 2004, respectively.

Funding for NOVA Chemicals’ defined benefit pension plans is largely driven by the North American pension plans, as they constitute a significant portion of the Company’s pension plan assets and obligations. For 2007, funding is expected to be approximately $55 million as employees accrue additional pension benefits and special payments are made to cover the shortfall between assets and liabilities. Contributions to defined contribution plans for 2007 are expected to be $8 million.

Income Taxes. The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current and future years for events that have been recognized in NOVA Chemicals’ financial statements or tax returns. Judgment is required in assessing future tax consequences. Variations in the actual outcome of these future tax consequences could materially impact NOVA Chemicals’ financial position or results of operations.

NOVA Chemicals has a tax reserve to provide for uncertain tax positions. This reserve is assessed from time-to-time for adequacy. In 2006, NOVA Chemicals’ reserve was determined to be under-provided as a result of the STYRENIX write-down, and the reserve was increased by $226 million. This increase is primarily related to uncertainty with respect to the utilization of net operating loss carryforwards. In 2005, no adjustments were made to the reserve. In 2004, NOVA Chemicals’ reserve was determined to be over-provided, and the reserve was reduced by $11 million.

Accounting Standards

EIC-162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date. This standard, issued by the Emerging Issues Committee (EIC), is to be applied retroactively, with restatement of prior periods, and is effective for interim and annual periods ending on or after Dec. 31, 2006. EIC-162 clarifies inconsistencies regarding accounting for stock-based awards granted to employees who are either eligible for retirement at the grant date or will be eligible before the end of the vesting period. Compensation costs for stock-based awards for employees eligible to retire at the grant date must be recognized at the grant date. Compensation costs for stock-based awards for employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date on which the employee becomes eligible to retire. Application of this standard will result in acceleration of the recognition of retirement compensation expenses. NOVA Chemicals adopted EIC-162 in the fourth quarter of 2006, with restatements for prior periods. The impact on NOVA Chemicals’ 2006 Consolidated Financial Statements is an $11 million ($9 million after-tax) charge to retained earnings as of Jan. 1, 2006 and a $2 million increase ($1 million after-tax) in current year income. Canadian and U.S. GAAP are mainly consistent on this issue.

CICA 3831, Non-Monetary Transactions. This standard is effective for periods beginning on or after Jan. 1, 2006. It requires commercially substantive, non-monetary transactions to be measured at fair value rather than the carrying amount of the assets given up. NOVA Chemicals had no transactions that occurred during 2006 to which this standard was applicable.

CICA 3855, Financial Instruments – Recognition and Measurement and CICA 3865, Hedges. These standards are effective for fiscal years beginning on or after Oct. 1, 2006. CICA 3865 harmonizes Canadian and U.S. GAAP and IFRS by establishing standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. Previous Canadian standards addressed disclosure and presentation matters only. CICA 3865 sets standards for when and how hedge accounting may be applied, further restricting which hedging relationships qualify for hedge accounting. NOVA Chemicals adopted these standards on Jan. 1, 2007.

CICA 1530, Comprehensive Income. This standard is effective for interim and annual periods relating to fiscal years beginning on or after Oct. 1, 2006 and was adopted by NOVA Chemicals on Jan. 1, 2007. This standard harmonizes Canadian and U.S. GAAP and IFRS. This statement defines the presentation of comprehensive income and its components. Comprehensive income includes all changes in equity during the period including items that are not in net income (loss).

CICA 1506, Changes in Accounting Policies and Estimates, and Errors. This standard became effective Jan. 1, 2007 and states an entity is permitted to change accounting policies only when it is required by a primary source of GAAP, or when the change results in a reliable and more relevant presentation in the financial statements.

66   Management's Discussion & Analysis

Market and Regulatory Risk

The Audit, Finance and Risk Committee of NOVA Chemicals’ Board of Directors regularly reviews foreign exchange, interest rate and commodity hedging activity and monitors compliance with the Company’s hedging policy. NOVA Chemicals’ policy prohibits the use of financial instruments for speculative purposes and limits hedging activity to the underlying net economic exposure.

Foreign Exchange Hedging

NOVA Chemicals conducts business in various countries where certain revenues and expenses are determined in currencies other than the U.S. dollar. The Company has not hedged its exposure to fluctuations in any currency in recent years.

Commodity Hedging and Feedstock Acquisition

NOVA Chemicals manages exposure to fluctuating commodity prices on its physical feedstock requirements by varying the mix of fixed- and floating-price contracts and by entering into commodity futures contracts, swaps and options. The extent to which hedging instruments are used depends on market conditions and requires adherence to the Company’s hedging policy. NOVA Chemicals also limits its positions in futures markets to proprietary feedstock requirements and does not use hedging instruments for speculative purposes.

The Company’s feedstock acquisition team manages its position in the volatile natural gas and crude markets in an effort to moderate the risks of fluctuations in feedstock prices to lower overall feedstock costs. As a result of hedging activities, after-tax earnings in 2006, 2005 and 2004 increased by $10, $14 and $16 million, respectively due to realized hedging gains. Gains are recorded through feedstock and operating costs on the Consolidated Statements of Income (Loss) on a pre-tax basis. Mark-to-market amounts on unrealized positions are recorded in deferred credits and long-term liabilities on the Consolidated Balance Sheets.

At Dec. 31, 2006, approximately 59% of NOVA Chemicals’ debt had fixed-interest rates averaging 7.2%, and approximately 41% of its debt had floating-interest rates averaging 7.8%.

Equity Forward Contracts

Equity forward contracts are used to manage exposures to fluctuations in NOVA Chemicals’ stock-based compensation costs, as the costs of the plans vary as the market price of the underlying common shares changes. For further details on NOVA Chemicals’ equity forward contracts, please see Corporate and Other Items, Stock-Based Compensation and Profit Sharing and Forward Transactions on page 56.

Credit Risk Management

NOVA Chemicals is exposed to credit risk on financial instruments in cases where a counterparty to an instrument fails to make payment of unrealized gains. The Company has established a limit on contingent exposure for each counterparty, based on the counterparty’s credit rating. Credit exposure is managed through credit approval and monitoring procedures. Concentration of credit risk can result primarily from receivables, as certain customer groups are located in the same geographic area and operate in the same industry. NOVA Chemicals manages its credit risk relating to these receivables through credit approval and monitoring procedures.

Government Regulation and Environmental Protection

Like other companies in the plastics and chemical industries, NOVA Chemicals is subject to extensive environmental laws and regulations at all levels of government. These laws and regulations concern the manufacture, processing and importation of certain petrochemical substances; discharges or releases (whether to air, land or water); and the generation, handling, storage, transportation, treatment, disposal and clean-up of regulated materials. Although NOVA Chemicals believes that its businesses, operations and facilities are being operated in material compliance with applicable environmental laws and regulations, the operation of any petrochemical facility and the distribution of petrochemical products involve the risk of accidental discharges of toxic or hazardous materials, personal injury and property and environmental damage.

Management's Discussion & Analysis   67

Furthermore, applicable environmental laws and regulations are complex, change frequently and provide for substantial fines, regulatory penalties and criminal sanctions in the event of non-compliance. In addition, substantial costs can sometimes result from orders that require rectification of environmental conditions. NOVA Chemicals cannot provide assurance that it will not incur substantial costs or liabilities as a result of such occurrences or the enforcement of environmental laws.

From time to time, NOVA Chemicals has entered into various consent agreements or been subject to administrative orders for pollution abatement or remedial action. Under some environmental laws, NOVA Chemicals may be subject to strict and, under certain circumstances, joint and several liability for the costs of environmental contamination on or from its properties, and at off-site locations where NOVA Chemicals disposed of or arranged for disposal or treatment of hazardous substances, and may also incur liability for related damages to natural resources. NOVA Chemicals has been named as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or its state equivalents, at several third-party sites. NOVA Chemicals cannot provide assurance that significant costs will not be incurred.

In 1985, NOVA Chemicals adopted the Responsible Care initiative as the basis for its overall safety, health, environment, security and risk program. Responsible Care is a global chemical industry performance initiative created by the Canadian Chemical Producers’ Association (CCPA) in 1985 and adopted by the American Chemistry Council (ACC) in the United States in 1988. Responsible Care is currently practiced by chemical industry associations in more than 52 countries worldwide. Responsible Care requires participants to commit to the responsible management of the total life cycle of their products. In 2006, the ACC honored NOVA Chemicals as co-winner of their Responsible Care Leadership award in the medium-sized company category. The award recognizes outstanding leadership and performance under the Responsible Care initiative.

NOVA Chemicals is active in a number of voluntary environmental initiatives to reduce emissions and wastes from its facilities. In addition to participation in the CCPA’s National Emissions Reduction Masterplan, NOVA Chemicals also participates in Canada’s Accelerated Reduction and Elimination of Toxics. NOVA Chemicals is also directly involved in the Canadian Chemical Industry’s Environmental Performance Memoranda of Understanding with the Federal, Ontario and Alberta governments, which is a voluntary program designed to achieve reductions in air emissions from the chemical industry. Through a greenhouse gas emissions management program, NOVA Chemicals is committed to economically viable solutions to climate change concerns. This includes NOVA Chemicals’ participation in the joint venture with ATCO Power Canada Ltd. and EPCOR Power Development Corporation to operate a natural gas-fired cogeneration power plant at its production site at Joffre, Alberta. This joint venture has substantially reduced greenhouse gas emissions when compared with supplying the electrical needs of the Joffre site from Alberta’s primarily coal-fired electrical generation facilities.

The Kyoto Protocol to the United Nations Framework Convention on Climate Change took effect during the first quarter of 2005. As a result of the Canadian government’s decision to ratify the Kyoto Protocol, Canada is required to reduce its greenhouse gas emissions by 6% below 1990 levels during the years 2008 through 2012 and legally binding greenhouse gas emission reduction targets will be imposed on NOVA Chemicals’ operations in Canada. In view of the uncertainty of how and when implementation will occur in Canada and the United States and Europe, NOVA Chemicals cannot estimate compliance costs or whether they will be material.

68   Management’s Discussion & Analysis

Summarized Quarterly Financial Information

three months ended
(millions of U.S. dollars,	2006				2005
except per share amounts)	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Revenue	$1,635	$1,712	$1,619	$1,553	$1,433	1,366	1,329	1,488
Operating income (loss)	$(837)	$13	$107	$37	$(76)	(98)	5	172
Net income (loss)	$(781)	$(24)	$106	$(4)	$(66)	(107)	(22)	94
Net income (loss) per common share
— Basic	$(9.46)	$(0.29)	$1.28	$(0.05)	$(0.80)	(1.29)	(0.27)	1.12
— Diluted	$(9.46)	$(0.29)	$1.27	$(0.05)	$(0.80)	(1.29)	(0.27)	1.06
Weighted-average common shares outstanding (millions)
— Basic	82.6	82.6	82.5	82.5	82.4	82.3	82.3	83.2
— Diluted	82.6	82.6	83.2	82.5	82.4	82.3	82.3	90.0

Quarterly Earnings Trends

The net loss in the first quarter of 2006 was primarily the result of the extended Corunna facility shutdown for maintenance and modernization work, and the accrued severance costs associated with the closure of the Chesapeake, Virginia facility. In addition, margins eroded due to selling prices falling at a faster rate than feedstock costs. Net income in the second quarter was favorably impacted by Canadian tax rate reductions of $60 million, the Corunna site beginning expanded operations and improved ethylene and PE margins. The third-quarter loss was primarily related to North American restructuring costs and the costs associated with the closure of the Carrington, UK site. The third quarter also saw the highest quarterly EBITDA for the Company’s Olefins/Polyolefins business unit as polyethylene and ethylene price increases out-paced higher feedstock costs. The fourth quarter net loss was largely due to the one-time, non-cash write-down of the STYRENIX business unit assets, however business operating performance also suffered. Despite unusually high sales volumes in the Olefins/Polyolefins business unit, polyethylene and ethylene pricing declined from the third quarter 16% and 12%, respectively. This was due in large part to de-stocking as converters worked off excess inventories in anticipation of the 2006 hurricane season, which did not result in disruptions as in 2005. Similarly, styrene monomer and the Performance Styrenics unit’s products such as EPS also saw price declines, although not as dramatic as in the Olefins/Polyolefins business.

Net income in the first quarter of 2005 was favorably impacted by strong industry operating rates and co-product sales in NOVA Chemicals’ Olefins/Polyolefins business. Net losses in the second and third quarters of 2005 were primarily caused by several unusual events, including the Corunna power outage, the Joffre ethane interruption, the non-cash insurance accrual, and the non-cash write-down related to the European joint venture. The net loss in the fourth quarter was caused by the decline in sales volumes primarily as a result of the Corunna facility being shut down for extended maintenance and modernization work and the non-cash write-down of the Chesapeake, Virginia facility.

Management’s Discussion & Analysis   69

Historically, sales volumes in the plastics and chemical industry during the last quarter of a calendar year are lower than the first three quarters due to seasonal factors. However this trend did not present itself in 2006 with fourth quarter volumes for polyethylene and styrene monomer hitting the highest level all year and Performance Styrenics’ volume remaining consistent with third quarter volumes. In polyethylene and ethylene this was in part due to increased shipments overseas as well as the Company positioning itself to capture the maximum value through the chain. Styrene monomer volumes were higher in the fourth quarter as the Company sold excess inventories on the spot market. North American SPS and NOVA Innovene volumes were down in the fourth quarter as is typical in this industry due to slowness in the packaging and construction markets.

In the fourth quarter of 2005, polyethylene sales volumes were lower than any of the prior three quarters; however, this was primarily attributable to the outage at the Corunna, Ontario manufacturing facility rather than the typical seasonal factors. Styrene monomer, SPS and EPS sales volumes also followed the historical pattern of being lowest in the fourth quarter of 2005. Ethylene constraints limited the sales potential for styrene monomer in the fourth quarter of 2005. SPS volumes were down in the first half of the fourth quarter of 2005 due to the force majeure caused by a hurricane and they were down in the second half of the fourth quarter as customers positioned themselves for 2006 contract negotiations. EPS sales volumes were down in the fourth quarter due to seasonal slowing in the packaging and construction markets as well as the widening price gap caused by increased Asian imports.

Fourth Quarter 2006 Overview

The Company filed its Management’s Discussion & Analysis for the fourth quarter of 2006 (the “Fourth Quarter MD&A”) with the Canadian securities administrators and the U.S. Securities and Exchange Commission on Jan. 31, 2007. The Fourth Quarter MD&A is hereby incorporated by reference into this Management’s Discussion and Analysis for the year ended Dec. 31, 2006.

Share Data

Common Shares Issued and Outstanding

	For the period ended
(number of shares)	February 8, 2007	2006	2005	2004
Beginning of period	82,561,272	82,364,899	84,268,293	87,099,781
Issued upon exercise of options	21,688	196,373	695,157	2,103,112
Repurchased	—	—	(2,598,551)	(4,934,600)
End of period	82,582,960	82,561,727	82,364,899	84,268,293

Employee Incentive Stock Options

	For the period ended
(number of shares)	February 8, 2007	2006	2005	2004
Beginning of period	5,478,697	5,107,611	5,849,131	8,822,440
Granted	174,100	1,007,259	532,750	271,300
Exercised	(152,353)	(567,795)	(1,257,857)	(3,204,731)
Cancelled	(5,400)	(68,378)	(16,413)	(39,878)
End of period	5,495,044	5,478,697	5,107,611	5,849,131

70   Management’s Discussion & Analysis

Disclosure Controls and Procedures

NOVA Chemicals’ management, with the participation of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), has evaluated the effectiveness, as at Dec. 31, 2006, of NOVA Chemicals’ disclosure controls and procedures (as defined in Rules 13a-15e and 15d-15e under the United States Securities Exchange Act of 1934) and has concluded that such disclosure controls and procedures are effective.

In response to a Comment Letter from the SEC related to the Company’s Form 40-F for the prior year, the Company has increased the number of reportable segments in the current period from three business segments plus corporate to seven business segments plus corporate and restated the segmented disclosures of prior periods to be consistent with the number of segments in the current year. Management, including the CEO and CFO, has re-evaluated the Company’s disclosure controls and procedures at Dec. 31, 2005, to determine whether the restatement changes their prior conclusion, and management has determined that it does not change their prior conclusion that as at Dec. 31, 2005, disclosure controls and procedures were effective. The restatement represents a change in judgment under current practice as to the application of Statement of Financial Accounting Standards No.131. Management believes that it had a reasonable basis for its original segment presentation. The restatement only affected segmented disclosures and there is no affect on the financial position, results of operations, or cash flows of the prior periods.

Changes in Internal Control Over Financial Reporting

There have been no changes in NOVA Chemicals’ internal control over financial reporting during the year ended Dec. 31, 2006, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. Management has determined that no change in internal control over financial reporting is necessary due to the change in the number of reportable segments described above.

Additional Information

Additional information relating to NOVA Chemicals, including the Annual Information Form, is filed with Canadian securities administrators and can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via its Electronic Data Gathering, Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml.

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